Exhibit 10.3
Execution Version
MASTER SUPPLY AND OFFTAKE AGREEMENT
dated as of April 29, 2011
among
J. ARON & COMPANY,
LION OIL COMPANY
and
LION OIL TRADING & TRANSPORTATION, INC.

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TABLE OF CONTENTS
(continued)

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Schedules

Schedule	Description

Schedule A	Products and Product Specifications

Schedule B	Pricing Benchmarks

Schedule C	Monthly True-up Amounts

Schedule D	Operational Volume Range

Schedule E	Tank List

Schedule F	Insurance

Schedule G	Daily Settlement Schedule

Schedule H	Form of Inventory Reports

Schedule I	Initial Inventory Targets

Schedule J	Scheduling and Communications Protocol

Schedule K	Monthly Excluded Transaction Fee Determination

Schedule L	Monthly Working Capital Adjustment

Schedule M	Notices

Schedule N	FIFO Balance Final Settlements

Schedule O	MTD Performance Report

Schedule P	Pricing Group

Schedule Q	Form of Trade Sheet and Nomination Template

Schedule R	Form of Step-Out Inventory Sales Agreement

Schedule S	Shipping Dock Report

Schedule T	Excluded Transaction Trade Sheet

Schedule U	Available Storage and Transportation Arrangements

Schedule V	Aron Crude Receipts Pipelines

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Schedule	Description

Schedule W	Product Pipeline Systems/Included Terminals

Schedule X	Marketing and Sales Agreement

Schedule Y	LOTT Inventory Sales Agreement

Schedule Z	Lion Oil Inventory Sales Agreement

Schedule AA	Storage Facilities Agreement

Schedule BB	Designated Cargo Contract

Schedule CC	Excess LC Amount and Excess LC Rate

Schedule DD	Existing Financing Agreements

Schedule EE	Form of Letter of Credit

Schedule FF	Illustration of Calculation of Interim Payments

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MASTER SUPPLY AND OFFTAKE AGREEMENT
This Supply and Offtake Agreement (this “Agreement”) is made as of April 29, 2011 (the “Effective Date”), among J. Aron & Company (“Aron”), a general partnership organized under the laws of New York and located at 200 West Street, New York, New York 10282-2198, Lion Oil Company (the “Company”), a corporation organized under the laws of Arkansas located at 7102 Commerce Way, Brentwood, Tennessee 37027, and Lion Oil Trading & Transportation, Inc. (“LOTT”), a corporation organized under the laws of Arkansas located at 7102 Commerce Way, Brentwood, Tennessee 37027 (each referred to individually as a “Party” or collectively as the “Parties”).
WHEREAS, the Company owns and operates a crude oil refinery located in El Dorado, Arkansas (the “Refinery”) for the processing and refining of crude oil and other feedstocks and the recovery therefrom of refined products;
WHEREAS, LOTT is in the business of buying, selling and transporting of crude oil and other petroleum feedstocks in connection with the processing and refining operations of the Company;
WHEREAS, Aron wishes to deliver crude oil and other petroleum feedstocks to the Company for use at the Refinery and purchase all refined products produced by the Refinery (other than certain excluded products);
WHEREAS, the Company wishes to purchase such crude oil and other petroleum feedstocks from Aron for use at the Refinery and to sell such refined products to Aron, all in accordance with the terms and conditions hereinafter set forth;
WHEREAS, the Parties have agreed that, for the Term of the Agreement, the Company will provide professional consulting, liason, and other related services to assist Aron in the marketing and sale of the refined products acquired by Aron hereunder in accordance with the terms and conditions of the Marketing and Sales Agreement (as defined below); and
WHEREAS, it is contemplated that upon the scheduled termination of this Agreement, Aron will sell and the Company will purchase all of Aron’s crude oil, feedstocks and products inventory held at the Included Locations as set forth and in accordance with the terms and conditions of the Step-Out Inventory Sales Agreement (as defined below).
NOW, THEREFORE, in consideration of the premises and respective promises, conditions, terms and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties do hereby agree as follows:
ARTICLE 1
DEFINITIONS AND CONSTRUCTION
1.1 Definitions.
For purposes of this Agreement, including the foregoing recitals, the following terms shall have the meanings indicated below:
“Acceptable Financial Institution” means a U.S. commercial bank or a foreign bank with a U.S. branch office, with the respective rating then assigned to its unsecured and senior long-term debt or deposit obligations (not supported by third party credit enhancement) by S&P or Moody’s of at least “A” by S&P or “A2” by Moody’s.

“Actual Month End Crude Volume” has the meaning specified in Section   .
“Actual Month End Product Volume” has the meaning specified in Section   .
“Actual Monthly Crude Run” has the meaning specified in Section 6.4(c).
“Actual Net Crude Consumption” means, for any Delivery Month, the actual number of Crude Oil Barrels run by the Refinery for such Delivery Month minus the number of Other Barrels actually delivered into the Crude Storage Tanks during such Delivery Month.
“Additional Financing Agreement” has the meaning specified in Section 17.2(i).
“Adequate Assurance” has the meaning specified in Section 12.5.
“Affected Obligations” has the meaning specified in Section 16.3.
“Affected Party” has the meaning specified in Section 16.1.
“Affiliate” means, in relation to any Person, any entity controlled, directly or indirectly, by such Person, any entity that controls, directly or indirectly, such Person, or any entity directly or indirectly under common control with such Person. For this purpose, “control” of any entity or Person means ownership of a majority of the issued shares or voting power or control in fact of the entity or Person.
“Aggregate Disposed Asphalt Quantity” means, as of any date, the aggregate quantity of Asphalt previously disposed of under the Ergon Asphalt Sales Agreement for which Ergon A&E has received final and complete payment pursuant to the Ergon Asphalt Sales Agreement, but only if such final and complete payment has been demonstrated to Aron’s reasonable satisfaction by written evidence provided by the Company.
“Ancillary Contract” has the meaning specified in Section 19.1(c).
“Ancillary Costs” means all freight, pipeline, transportation, storage, tariffs and other costs and expenses incurred by Aron as a result of the purchase, movement and storage of Crude Oil or Products undertaken in connection with or required for purposes of this Agreement (whether or not arising under Procurement Contracts), including, ocean-going freight and other costs associated with waterborne movements, inspection costs and fees, wharfage, port and dock fees, vessel demurrage, lightering costs, ship’s agent fees, import charges, waterborne insurance premiums, fees and expenses, broker’s and agent’s fees, load port charges and fees, pipeline transportation costs, pipeline transfer and pumpover fees, pipeline throughput and scheduling charges (including any fees and charges resulting from changes in nominations undertaken to satisfy delivery requirements under this Agreement), pipeline and other common carrier tariffs, blending, tankage, linefill and throughput charges, pipeline demurrage, superfund and other comparable fees, processing fees (including fees for water or sediment removal or feedstock decontamination), merchandise processing costs and fees, importation costs, any charges imposed by any Governmental Authority (including Transfer Taxes (but not taxes on the net income of Aron) and U.S. Customs and other duties), user fees, fees and costs for any credit support provided to any pipelines with respect to any transactions contemplated by this Agreement and any pipeline compensation or reimbursement payments that are not timely paid by the pipeline to Aron. Notwithstanding the foregoing, (i) Aron’s hedging costs in connection with this Agreement or the transactions contemplated hereby shall not be considered Ancillary Costs (but such exclusion shall not change or be deemed to change the manner in which losses, costs and damages in connection with hedges and related trading positions are addressed under Articles 18 and 19 below), (ii) any Product shipping costs of Aron, to the extent incurred after Aron has removed such Product from the Product Storage Facilities for its own account, shall not be considered Ancillary Costs and (iii) any costs and expenses of Supplier’s Inspector shall not be considered Ancillary Costs.
“Annual Fee” means the amount set forth as the “Annual Fee” in the Fee Letter.
“Applicable Law” means (i) any law, statute, regulation, code, ordinance, license, decision, order, writ, injunction, decision, directive, judgment, policy, decree and any judicial or administrative interpretations thereof, (ii) any agreement, concession or arrangement with any Governmental Authority and (iii) any license, permit or compliance requirement, including Environmental Law, in each case as may be applicable to either Party or the subject matter of this Agreement.
“Asphalt Transfer Completion Date” means the date as of which Ergon A&E has received final and complete payment of all amounts due to it under the Ergon Asphalt Sales Agreement, but only if such final and complete payment has been demonstrated to Aron’s reasonable satisfaction by written evidence provided by the Company.
“Available Storage and Transportation Facilities” has the meaning specified in Section 17.2(g).
“Bank Holiday” means any day (other than a Saturday or Sunday) on which banks are authorized or required to close in the State of New York.
“Bankrupt” means a Person that (i) is dissolved, other than pursuant to a consolidation, amalgamation or merger, (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due, (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors, (iv) institutes a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, (v) has a resolution passed for its winding-up, official management or liquidation, other than pursuant to a consolidation, amalgamation or merger, (vi) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for all or substantially all of its assets, (vii) has a secured party take possession of all or substantially all of its assets, or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets, (viii) files an answer or other pleading admitting or failing to contest the allegations of a petition filed against it in any proceeding of the foregoing nature, (ix) causes or is subject to any event with respect to it which, under Applicable Law, has an analogous effect to any of the foregoing events, (x) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy under any bankruptcy or insolvency law or other similar law affecting creditors’ rights and such proceeding is not dismissed within fifteen (15) days or (xi) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing events.
“Bankruptcy Code” means chapter 11 of Title 11, U.S. Code.
“Barrel” means forty-two (42) net U.S. gallons, measured at 60° F.
“Base Agreement” means any agreement between the Company or LOTT and a third party pursuant to which the Company or LOTT has acquired rights to use any of the Included Third Party Storage Tanks, the Included Crude Pipelines or the Included Product Pipelines.
“BS&W” means basic sediment and water.
“Business Day” means any day that is not a Saturday, Sunday, or Bank Holiday.
“Change of Control” means the failure of Guarantor to (a) hold and own, directly or indirectly, Equity Interests representing at least 51%, on a fully diluted basis, of the aggregate ordinary voting power of the Company and LOTT or (b) control the Company and LOTT. For this purpose, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling”, “Controlled” and “under common Control with” have meanings correlative thereto
“Commencement Date” has the meaning specified in Section 2.3(a).
“Commencement Date Crude Oil Volumes” means the total quantity of Crude Oil in the Crude Storage Tanks, Included Third Party Crude Storage Tanks and the Included Crude Pipelines purchased by Aron on the Commencement Date, pursuant to the Inventory Sales Agreements.
“Commencement Date Products Volumes” means the total quantities of the Products in the Product Storage Facilities purchased by Aron on the Commencement Date, pursuant to the Inventory Sales Agreements.
“Commencement Date Purchase Value” means, with respect to the Commencement Date Volumes, initially the Estimated Commencement Date Value until the Definitive Commencement Date Value has been determined and thereafter the Definitive Commencement Date Value.

“Commencement Date Volumes” means, collectively, the Commencement Date Crude Oil Volumes and the Commencement Date Products Volumes.
“Company Party” has the meaning specified in Section 17.2(a).
“Company Purchase Agreement” has the meaning specified in the Marketing and Sales Agreement.
“Contract Cutoff Date” means, with respect to any Procurement Contract, the date and time by which Aron is required to provide its nominations to the Third Party Supplier thereunder for the next monthly delivery period for which nominations are then due.
“Contract Nominations” has the meaning specified in Section 5.4(b).
“CPT” means the prevailing time in the Central time zone.
“Crude Delivery Point” means the outlet flange of the Onsite Crude Storage Tanks.
“Crude Intake Point” means the inlet flange of the Crude Storage Tanks and the Included Crude Pipelines owned by the Company or LOTT.
“Crude Oil” means all crude oil that Aron purchases and sells to the Company or for which Aron assumes the payment obligation pursuant to any Procurement Contract.
“Crude Oil Linefill” means, at any time, the aggregate volume of Crude Oil linefill on the Included Crude Pipelines for which Aron is treated as the exclusive owner by the Included Crude Pipelines; provided that such volume shall be determined by using the volumes reported on the most recently available statements from the Included Crude Pipelines.
“Crude Purchase Fee” has the meaning specified in Section   .
“Crude Storage Facilities” means, collectively, the Crude Storage Tanks and the Included Crude Pipelines.
“Crude Storage Tanks” means any of the Onsite Crude Storage Tanks or Offsite Crude Storage Tanks.
“Cumulative Estimated Daily Net Settlement Amount” means, as of any day, the sum of the Daily Settlement Amounts for such date and all prior dates during the then current month and any prior month for which the Monthly True-up Payment has not been satisfied.
“Cumulative Interim Paid Amount” means, as of any day, the sum of (i) the most recent Interim Reset Amount and (ii) the sum of the Interim Payments actually received by Aron for all days from (and including) the most recent prior Monthly True-Up Date (or, if no Monthly True-Up Date has yet occurred, the Initial Delivery Date) to (but excluding) such day.

“Daily Prices” means, with respect to a particular grade of Crude Oil or type of Product, the pricing index, formula or benchmark indicated on Schedule B as the relevant daily price.
“Daily Product Sales” means, for any day and Product Group, Aron’s estimate of the aggregate sales volume of such Product sold during such day, pursuant to (a) Included Transactions and Excluded Transactions (each as defined in the Marketing and Sales Agreement) or (b) any Company Purchase Agreements.
“Deemed Ergon Asphalt Quantity” means, as of any date, a quantity equal to the Starting Ergon Asphalt Quantity minus the Aggregate Disposed Asphalt Quantity as of such date.
“Default” means any event that, with notice or the passage of time, would constitute an Event of Default.
“Default Interest Rate” means the lesser of (i) the per annum rate of interest calculated on a daily basis using the prime rate published in the Wall Street Journal for the applicable day (with the rate for any day for which such rate is not published being the rate most recently published) plus two hundred (200) basis points and (ii) the maximum rate of interest permitted by Applicable Law.
“Defaulting Party” has the meaning specified in Section 18.2.
“Deferred Portion” has the meaning specified in the Lion Oil Inventory Sales Agreement.
“Deferred Interim Payment Amount” means, as of any time, $********, except that, until the date that is 120 days after the Commencement Date, the Deferred Interim Payment Amount shall be $******** at any time that all of the Specified Cargo Procurement Conditions are satisfied.
“Definitive Commencement Date Value” means the sum of the Lion Oil Definitive Commencement Date Value and the LOTT Definitive Commencement Date Value.
“Delivery Date” means any applicable 24-hour period.
“Delivery Month” means the month in which Crude Oil is to be delivered to the Refinery.
“Delivery Point” means a Crude Delivery Point or a Products Delivery Point, as applicable.
“Designated Affiliate” means, in the case of Aron, Goldman, Sachs & Co.
“Designated Cargo Contract” means the contract listed on Schedule BB.
“Designated Company-Sourced Barrels” means, for any month, the aggregate number of Barrels of Crude Oil delivered by the Company to Aron with transfer of title occurring at the relevant Offsite Crude Storage Tanks, Included Third Party Storage Tanks or other upstream point, regardless of whether such delivery is via a pipeline that is not an Included Crude Pipeline or is pursuant to a Procurement Contract with delivery via an Included Crude Pipeline.

“Disposed Quantity” has the meaning specified in Section   .
“Disposition Amount” has the meaning specified in Section   .
“Early Termination Date” has the meaning specified in Section 3.2.
“Effective Date” has the meaning specified in the introductory paragraph of this Agreement.
“Environmental Law” means any existing or past Applicable Law, policy, judicial or administrative interpretation thereof or any legally binding requirement that governs or purports to govern the protection of persons, natural resources or the environment (including the protection of ambient air, surface water, groundwater, land surface or subsurface strata, endangered species or wetlands), occupational health and safety and the manufacture, processing, distribution, use, generation, handling, treatment, storage, disposal, transportation, release or management of solid waste, industrial waste or hazardous substances or materials.
“Equity Interests” means, with respect to any person, any and all shares, interests, participations or other equivalents, including membership interests (however designated, whether voting or nonvoting), of equity of such person, including, if such person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of property of, such partnership, but excluding debt securities convertible or exchangeable into such equity.
“Ergon Asphalt Sales Agreement” means that certain Asphalt Sales Agreement entered into as of April 29, 2011, between the Company and Ergon Asphalt & Emulsions, Inc. (“Ergon A&E”).
“Estimated Commencement Date Value” means the sum of the Lion Oil Estimated Commencement Date Value and the LOTT Estimated Commencement Date Value.
“Estimated Gathering Tank Injections” means, for any day, the aggregate quantity of Barrels of oil injected into the Gathering Tanks, calculated as, the inventory at the end of the day as referred to on Schedule H hereto from the Local Tank Gauge Report minus the ending inventory for Tank 192, 2002, 125, and 170, minus the inventory at the beginning of the day from the Local Tank Gauge Report, minus the beginning inventory for Tank 192, 2002, 125, and 170 plus the aggregate daily flow through meters H, M and Big Heart #3, and any additional meters as mutually agreed upon by the Company and Aron.
“Estimated Termination Amount” has the meaning specified in Section 19.2(b).
“Estimated Yield” has the meaning specified in Section   .

“Event of Default” means an occurrence of the events or circumstances described in Section 18.1.
“Excess Cumulative Amount” means, for any period starting on a Monthly True-Up Date (or, if no Monthly True-up Date has occurred, on the Initial Delivery Date) to (but excluding) the next Monthly True-Up Date, the excess, if any of Cumulative Interim Paid Amount as of the day prior to the start of such period minus the Gross Monthly Payment Amount for the month to which such first Monthly True-Up Date relates or, if there is no such excess, then zero.
“Excess LC Amount” means the amount described on Schedule CC.
“Excess LC Fee” means, for any month, the product of (i) Excess LC Amount for such month, (ii) the Excess LC Rate and (iii) a fraction with a numerator equal to the number of days in such month and a denominator equal to 365.
“Excess LC Rate” means, for any month, the rate described on Schedule CC.
“Excluded Materials” means any refined petroleum products other than those that are Products.
“Excluded Transactions” has the meaning specified in the Marketing and Sales Agreement.
“Existing Financing Agreements” mean the Financing Agreements listed on Schedule DD.
“Expiration Date” has the meaning specified in Section 3.1.
“Fed Funds Rate” means, for any Notification Date, the rate set forth in H.15(519) or in H.15 Daily Update for the most recently preceding Business Day under the caption “Federal funds (effective)”; provided that if no such rate is so published for any of the immediately three preceding Business Days, then such rate shall be the arithmetic mean of the rates for the last transaction in overnight Federal funds arranged by each of three leading brokers of U.S. dollar Federal funds transactions prior to 9:00 a.m., CPT, on that day, which brokers shall be selected by Aron in a commercially reasonable manner. For purposes hereof, “H.15(519)” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System, available through the worldwide website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/, or any successor site or publication and “H.15 Daily Update” means the daily update of H.15(519), available through the worldwide website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update/, or any successor site or publication.
“Fee Letter” means the letter executed by the Guarantor and Aron prior to the Commencement Date specifying the amounts of the Annual Fee, the Level One Fee, the Level Two Fee and the Second Level Two Fee.

“Financing Agreement” means any credit agreement, indenture or other financing agreement under which the Guarantor or any of its subsidiaries (including the Company and LOTT) may incur or become liable for indebtedness for borrowed money (including capitalized lease obligations and reimbursement obligations with respect to letters of credit) but only if the covenants thereunder limit or otherwise apply to any of the business, assets or operations of the Company or LOTT.
“Force Majeure” means any cause or event reasonably beyond the control of a Party, including fires, earthquakes, lightning, floods, explosions, storms, adverse weather, landslides and other acts of natural calamity or acts of God; navigational accidents or maritime peril; vessel damage or loss; strikes, grievances, actions by or among workers or lock-outs (whether or not such labor difficulty could be settled by acceding to any demands of any such labor group of individuals and whether or not involving employees of the Company or Aron); accidents at, closing of, or restrictions upon the use of mooring facilities, docks, ports, pipelines, harbors, railroads or other navigational or transportation mechanisms; disruption or breakdown of, explosions or accidents to wells, storage plants, refineries, terminals, machinery or other facilities; acts of war, hostilities (whether declared or undeclared), civil commotion, embargoes, blockades, terrorism, sabotage or acts of the public enemy; any act or omission of any Governmental Authority; good faith compliance with any order, request or directive of any Governmental Authority; curtailment, interference, failure or cessation of supplies reasonably beyond the control of a Party; or any other cause reasonably beyond the control of a Party, whether similar or dissimilar to those above and whether foreseeable or unforeseeable, which, by the exercise of due diligence, such Party could not have been able to avoid or overcome. Solely for purposes of this definition, the failure of any Third Party Supplier to deliver Crude Oil pursuant to any Procurement Contract, whether as a result of Force Majeure as defined above, “force majeure” as defined in such Procurement Contract, breach of contract by such Third Party Supplier or any other reason, shall constitute an event of Force Majeure for Aron under this Agreement with respect to the quantity of Crude Oil subject to that Procurement Contract.
“GAAP” means generally accepted accounting principles in the United States.
“Gathering Tanks” means any of the gathering tanks identified and described on Schedule E.
“Governmental Authority” means any federal, state, regional, local, or municipal governmental body, agency, instrumentality, authority or entity established or controlled by a government or subdivision thereof, including any legislative, administrative or judicial body, or any person purporting to act therefor.
“Gross Monthly Payment Amount” means, for any month, an amount equal to the Monthly True-up Amount for that month minus the amount under clause (a)(i) of Section 10.2 included in such Monthly True-up Amount.
“Guarantee” means the Guaranty, dated as of the Commencement Date, from the Guarantor provided to Aron in connection with this Agreement and the transactions contemplated hereby, in a form and in substance satisfactory to Aron.

“Guarantor” means Delek US Holdings, Inc.
“Included Crude Pipelines” means, the pipelines or sections thereof as further described on Schedule V, as such schedule may, from time to time, be amended by the Parties.
“Included Locations” means, collectively, the Crude Storage Tanks, Included Crude Pipelines, Product Storage Tanks, Included Product Pipelines and Included Third Party Storage Tanks.
“Included Product Pipelines” means the pipelines or sections thereof as further described on Schedule W, as such schedule may, from time to time, be amended by the Parties.
“Included Third Party Crude Storage Tanks” means any of the storage tanks identified and described on Schedule E.
“Included Third Party Product Storage Tanks” means any of the tanks, salt wells or pipelines identified and described on Schedule E.
“Included Third Party Storage Tanks” means the Included Third Party Crude Storage Tanks and Included Third Party Product Storage Tanks.
“Included Transactions” has the meaning specified in the Marketing and Sales Agreement.
“Independent Inspection Company” has the meaning specified in Section 11.3.
“Initial Delivery Date” means the Delivery Date occurring on May 1, 2011.
“Initial Estimated Yield” has the meaning specified in Section   .
“Interim Payment” has the meaning specified in Section 10.1.
“Interim Reset Amount” means (i) zero, for the period from the Initial Delivery Date to and including the initial Monthly True-Up Date and (ii) the applicable Excess Cumulative Amount for the period from the first day following a Monthly True-Up Date to (but excluding) the next Monthly True-Up Date.
“Inventory Sales Agreements” means the Lion Oil Inventory Sales Agreement and the LOTT Inventory Sales Agreement
“Latest Commencement Date” has the meaning specified in Section 2.3(a).
“LC Available Amount” means, as of any time, the then current aggregate available amount under all Qualified LCs then held by Aron pursuant to Section 12.4(b) below; provided that if and for so long as a Letter of Credit ceases to be a Qualified LC, the available amount thereof shall not be included in the LC Available Amount.

“LC Default” means, with respect to a Letter of Credit, the occurrence of any of the following events at any time: (a) the issuer of such Letter of Credit ceases to be an Acceptable Financial Institution; (b) the issuer of the Letter of Credit shall fail to comply with or perform its obligations under such Letter of Credit; (c) the issuer of such Letter of Credit shall disaffirm, disclaim, repudiate or reject, in whole or in part, or challenge the validity of, such Letter of Credit; (d) such Letter of Credit is to expire within twenty (20) Business Days or (e) the issuer of such Letter of Credit becomes Bankrupt.
“LC Threshold Amount” means, as of any time, the then current LC Available Amount.
“Letter of Credit” means an irrevocable, transferable standby letter of credit issued by an Acceptable Financial Institution in favor of Aron and provided by the Company to Aron pursuant to and otherwise satisfying the requirements of Section 12.4(b) below, in a form and in substance satisfactory to Aron.
“Level One Fee” means the amount set forth as the “Level One Fee” in the Fee Letter.
“Level Two Fee” means the amount set forth as the “Level Two Fee” in the Fee Letter.
“Liabilities” means any losses, liabilities, charges, damages, deficiencies, assessments, interests, fines, penalties, costs and expenses (collectively, “Costs”) of any kind (including reasonable attorneys’ fees and other fees, court costs and other disbursements), including any Costs directly or indirectly arising out of or related to any suit, proceeding, judgment, settlement or judicial or administrative order and any Costs arising from compliance or non-compliance with Environmental Law.
“Lion Oil Definitive Commencement Date Value” has the meaning specified in the Lion Oil Inventory Sales Agreement.
“Lion Oil Estimated Commencement Date Value” has the meaning specified in the Lion Oil Inventory Sales Agreement.
“Lion Oil Inventory Sales Agreement” means the inventory sales agreement, dated as of the Commencement Date, between the Company and Aron, pursuant to which the Company is selling and transferring to Aron a specified portion of the Commencement Date Volumes for a specified percentage of the Commencement Date Purchase Value, free and clear of all liens, claims and encumbrances of any kind other than Permitted Liens.
“Liquidated Amount” has the meaning specified in Section 18.2(f).
“Long Product FIFO Price” means the price so listed on Schedule B.
“LOTT Definitive Commencement Date Value” has the meaning specified in the LOTT Inventory Sales Agreement.
“LOTT Estimated Commencement Date Value” has the meaning specified in the LOTT Inventory Sales Agreement.

“LOTT Inventory Sales Agreement” means the inventory sales agreement, dated as of the Commencement Date, between LOTT and Aron, pursuant to which LOTT is selling and transferring to Aron a specified portion of the Commencement Date Volumes for a specified percentage of the Commencement Date Purchase Value, free and clear of all liens, claims and encumbrances of any kind other than Permitted Liens.
“Marketing and Sales Agreement” means the products marketing and sales agreement, dated as of the Commencement Date, between the Company and Aron, pursuant to which the Product purchased by Aron hereunder shall from time to time be marketed and sold by the Company for Aron’s account.
“Material Adverse Change” means a material adverse effect on and/or material adverse change with respect to (i) the business, operations, properties, assets or financial condition of the Guarantor, the Company and its Subsidiaries taken as a whole; (ii) the ability of the Company to fully and timely perform its obligations; (iii) the legality, validity, binding effect or enforceability against the Company of any of the Transaction Documents; or (iv) the rights and remedies available to, or conferred upon, Aron hereunder; provided that none of the following changes or effects shall constitute a “Material Adverse Effect”: (1) changes, or effects arising from or relating to changes, of Laws, that are not specific to the business or markets in which the Company operates; (2) changes arising from or relating to, or effects of, the transactions contemplated by this Agreement or the taking of any action in accordance with this Agreement; (3) changes, or effects arising from or relating to changes, in economic, political or regulatory conditions generally affecting the U.S. economy as a whole, except to the extent such change or effect has a disproportionate effect on the Company relative to other industry participants; (4) changes, or effects arising from or relating to changes, in financial, banking, or securities markets generally affecting the U.S. economy as a whole, (including (a) any disruption of any of the foregoing markets, (b) any change in currency exchange rates, (c) any decline in the price of any security or any market index and (d) any increased cost of capital or pricing related to any financing), except to the extent such change or effect has a disproportionate effect on the Company relative to other industry participants; and (5) changes arising from or relating to, or effects of, any seasonal fluctuations in the business, except to the extent such change or effect has a disproportionate effect on the Company relative to other industry participants.
“Measured Crude Quantity” means, for any Delivery Date, the total quantity of Crude Oil that, during such Delivery Date, was withdrawn and lifted by and delivered to the Company at the Crude Delivery Point, as evidenced by meter readings and/or meter tickets for that Delivery Date and tank gaugings conducted at the beginning and end of such Delivery Date.
“Measured Product Quantity” means, for any Delivery Date, the total quantity of a particular Product that, during such Delivery Date, was delivered by the Company to Aron at the Products Delivery Point, as evidenced by meter readings and/or meter tickets for that Delivery Date and tank gaugings conducted at the beginning and end of such Delivery Date.
“Monthly Cover Costs” has the meaning specified in Section   .
“Monthly Crude Forecast” has the meaning specified in Section 5.2(a).

“Monthly Crude Oil True-Up Amount” has the meaning as provided for on Schedule C.
“Monthly Crude Payment” has the meaning specified in Section   .
“Monthly Crude Price” means, with respect to the Net Crude Sales Volume for any month, the volume weighted average price per barrel specified in the related Procurement Contracts under which Aron acquired such barrels in such Month.
“Monthly Crude Receipts” means, for any month, the aggregate quantity of Barrels of Crude Oil for which Aron is invoiced by counterparties (whether Third Party Suppliers, the Company or Affiliates of the Company) under Procurement Contracts with respect to Crude Oil quantities delivered during such month.
“Monthly Excluded Transaction Fee” has the meaning specified in Section   .
“Monthly Product Price” means, for each Pricing Group, the price payable by Aron to the Company equal to the applicable Pricing Benchmark for such Pricing Group for the applicable month.
“Monthly Product Sale Adjustment” has the meaning specified in Section   .
“Monthly Product Sales” means, for any month and Product Group, the aggregate sales volume of such Product sold during such month, pursuant to (a) Included Transactions and Excluded Transactions (each as defined in the Marketing and Sales Agreement) or (b) any Company Purchase Agreements.
“Monthly True-up Amount” has the meaning specified in Section 10.2(a).
“Monthly True-Up Date” means, for any month, the Business Day on which the Monthly True up Amount for the immediately preceding month is due.
“Monthly Working Capital Adjustment” is an amount to be determined pursuant to Schedule L.
“Moody’s” means Moody’s Investors Service, Inc., including any official successor to Moody’s.
“MTD Performance Report” has the meaning specified in Section   .
“Net Crude Sales Volume” has the meaning specified in Section   .
“Nomination Month” means the month that occurs two (2) months prior to the Delivery Month.

“Non-Affected Party” has the meaning specified in Section 16.1.
“Non-Defaulting Party” has the meaning specified in Section 18.2(a).
“NSV” means, with respect to any measurement of volume, the total liquid volume, excluding basic sediment and water and free water, corrected for the observed temperature to 60° F.
“Obligations” has the meaning specified in Section 17.2.
“Offsite Crude Storage Tanks” means the tanks owned by the Company or LOTT located outside the Refinery that store Crude Oil, as further described on Schedule E.
“Offsite Product Storage Tanks” means any of the tanks, salt wells or pipelines owned by the Company or LOTT located outside the Refinery, that store or transport Products, as further described on Schedule E.
“Onsite Crude Storage Tanks” means any of the tanks at the Refinery that store Crude Oil, listed on Schedule E.
“Onsite Product Storage Tanks” means the tanks, salt wells or pipelines located at the Refinery that store or transport Products, listed on Schedule E.
“Operational Volume Range” means the range of operational volumes for any given set of associated Crude Storage Tanks for each type of Crude Oil and for any given set of associated Product Storage Facilities for each group of Products, between the minimum volume and the maximum volume, as set forth on Schedule D.
“Other Barrels” means, with respect to any Delivery Month, any Crude Oil purchased by the Company or LOTT that is not being sold to Aron under a Procurement Contract, but is expected to be delivered and transferred to Aron at a Crude Intake Point during such Delivery Month.
“Party” or “Parties” has the meaning specified in the preamble to this Agreement.
“Per Barrel Adjustment” means the amounts described in Section 7.8 and set forth on Schedule K.
“Permitted Lien(s)” means (a) (i) liens on real estate for real estate taxes, assessments, sewer and water charges and/or other governmental charges and levies not yet delinquent and (ii) liens for taxes, assessments, judgments, governmental charges or levies, or claims not yet delinquent or the non-payment of which is being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been set aside; (b) liens of mechanics, laborers, suppliers, workers and materialmen incurred in the ordinary course of business for sums not yet due or being diligently contested in good faith, if such reserve or appropriate provision, if any, as shall be required by GAAP shall have been made therefore; (c) liens incurred in the ordinary course of business in connection with worker’s compensation and unemployment insurance or other types of social security benefits; and (d) liens securing rental, storage, throughput, handling or other fees or charges owing from time to time to eligible carriers, solely to the extent of such fees or charges.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, joint stock company or any other private entity or organization, Governmental Authority, court or any other legal entity, whether acting in an individual, fiduciary or other capacity.
“Pipeline Cutoff Date” means, with respect to any Included Crude Pipeline or Included Product Pipeline, the date and time by which a shipper on such Included Crude Pipeline or Included Product Pipeline, as applicable, is required to provide its nominations to the entity that schedules and tracks Crude Oil and Products in such Included Crude Pipeline or Included Product Pipeline, as applicable for the next shipment period for which nominations are then due.
“Pipeline System” means the Included Crude Pipelines and Included Product Pipelines.
“Pricing Benchmark” means, with respect to a particular grade of Crude Oil or type of Product, the pricing index, formula or benchmark indicated on Schedule B.
“Pricing Group” means any of the refined petroleum product groups listed as a pricing group on Schedule P.
“Procurement Contract” means any procurement contract entered into by Aron for the purchase of Crude Oil to be processed at the Refinery, which may be either a contract with any seller of Crude Oil (other than the Company or any Affiliate of the Company) or a contract with the Company (or such other contract as the Parties may deem to be a Procurement Contract for purposes hereof); provided that a Procurement Contract involving an exchange of one grade or location of Crude Oil for another grade and/or location of Crude Oil shall consist of two related contracts, one of which shall provide for the purchase of Crude Oil by Aron from a seller (which may be a third party, the Company or an Affiliate of the Company) and the other of which shall provide for the exchange by Aron with a party (which may or may not be the seller under the first contract) for Crude Oil of a different grade and/or at a different location, and which may or may not be of an equal quantity of Crude Oil (collectively, an “Exchange Procurement Contract”).
“Procurement Contract Assignment” means an instrument, in form and substance reasonably satisfactory to Aron, by which LOTT assigns to Aron all rights and obligations under a contract between a third party seller and LOTT and Aron assumes such rights and obligations thereunder, subject to terms satisfactory to Aron providing for the automatic reassignment thereof to LOTT in connection with the termination of this Agreement, with the result that such contract becomes a Procurement Contract hereunder.
“Product” means any of the refined petroleum products listed on Schedule A, as from time to time amended by mutual agreement of the Parties.
“Product Cost” has the meaning specified in Section   .

“Product Group” means a group of Products as specified on Schedule P.
“Product Linefill” means, at any time and for any grade of Product, the aggregate volume of linefill of that Product on the Included Product Pipelines for which Aron is treated as the exclusive owner by the Included Product Pipelines; provided that such volume shall be determined by using the volumes reported on the monthly or daily statements, as applicable, from the Included Product Pipelines.
“Product Purchase Agreements” has the meaning specified in the Marketing and Sales Agreement.
“Product Storage Facilities” means, collectively, the Product Storage Tanks, the Included Product Pipelines and the Included Third Party Product Storage Tanks.
“Product Storage Tanks” means any of the Onsite Product Storage Tanks or Offsite Product Storage Tanks.
“Products Delivery Point” means the inlet flange of the Onsite Product Storage Tanks.
“Products Offtake Point” means the delivery point at which Aron transfers title to Products in accordance with sales transactions executed pursuant to the Marketing and Sales Agreement.
“Projected Monthly Run Volume” has the meaning specified in Section   .
“Projected Net Crude Consumption” means, for any Delivery Month, the Projected Monthly Run Volume for such Delivery Month minus the number of Other Barrels that the Company indicated it expected to deliver into the Crude Storage Tanks during such Delivery Month.
“Qualified LC” means a Letter of Credit as to which no LC Default has occurred and is continuing.
“Reduced Fee Barrels” has the meaning specified in Section   .
“Refinery” means the petroleum refinery located in El Dorado, Arkansas owned and operated by the Company.
“Refinery Facilities” means all the facilities owned and operated by the Company located at the Refinery, and any associated or adjacent facility that is used by the Company to carry out the terms of this Agreement, excluding, however, the Crude Oil receiving and Products delivery facilities, pipelines, tanks and associated facilities owned and operated by the Company which constitute the Storage Facilities.

“Remaining Annual Fee” means an amount equal to the aggregate Annual Fee that would have become due for the period commencing on the date on which this Agreement is terminated under Section 18.2 below and ending on the Expiration Date.
“Required Storage and Transportation Arrangements” mean such designations and other binding contractual arrangements, in form and substance satisfactory to Aron, pursuant to which the Company or LOTT, as applicable, shall have provided Aron with full and unimpaired right to the Company’s or LOTT’s (or their Affiliates’), as applicable, rights to use the Included Crude Pipelines, Included Product Pipelines, Crude Storage Tanks, Product Storage Tanks and Included Third Party Storage Tanks.
“Revised Estimated Yield” has the meaning specified in Section   .
“S&P” means Standard & Poor’s Rating Services Group, a division of The McGraw-Hill Companies, Inc., including any official successor to S&P.
“Second Level Two Fee” means the amount set forth as the “Second Level Two Fee” in the Fee Letter.
“Settlement Amount” has the meaning specified in Section 18.2(b).
“Specified Cargo Procurement Conditions” mean the following conditions:
(i) LOTT has used its commercially reasonable efforts to arrange for title to the Crude Oil procured by LOTT under the Designated Cargo Contract to be transferred to Aron at the intake flange of the LOOP system and, having made such efforts, LOTT has been unable to implement such title transfer arrangement;
(ii) LOTT has retained title to all Crude Oil procured by LOTT under the Designated Cargo Contract at all times and at all points after such Crude Oil was delivered to LOTT under the Designated Cargo Contract until such title is transferred to Aron at a point downstream of the intake flange of the LOOP System and during such period such Crude Oil shall be subject to Aron’s liens under Section 17.2(o) below; and
(iii) LOTT has continued to be required to maintain, or a cause to be maintained, letters of credit in favor the seller under the Designated Cargo Contract.
“Specified Indebtedness” means any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) of the Company in respect of borrowed money.
“Specified Transaction” means (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between Aron and the Company (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, commodity spot transaction, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, weather swap, weather derivative, weather option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (ii) which is a type of transaction that is similar to any transaction referred to in clause (i) that is currently, or in the future becomes, recurrently entered into the financial markets (including terms and conditions incorporated by reference in such agreement) and that is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, or economic indices or measures of economic risk or value, (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this agreement or the relevant confirmation.
“Starting Ergon Asphalt Quantity” means the quantity of Asphalt equal to the “Asphalt Inventory” as defined in the Stock Purchase Agreement.
“Step-Out Inventory Sales Agreement” means the purchase and sale agreement, substantially in the form of Schedule R hereto, to be dated as of the Termination Date, pursuant to which the Company shall buy Crude Oil and Products from Aron subject to the provisions of this Agreement and any other terms agreed to by the parties thereto.
“Stock Purchase Agreement” means the stock purchase agreement, among Ergon, Inc., the Company and the Guarantor, dated as of March 17, 2011, as from time to time amended, pursuant to which the Guarantor acquired 4,450,000 shares of the Company’s common stock from Ergon, Inc.
“Storage Facilities” mean the storage, loading and offloading facilities owned, operated, leased or used pursuant to a contractual right of use by the Company, LOTT or any other subsidiary of the Company including the Crude Storage Tanks, the Product Storage Tanks, any pipelines owned or operated by the Company or its subsidiaries, and the land, piping, marine facilities, truck facilities and other facilities related thereto, together with existing or future modifications or additions, which are excluded from the definition of Refinery or Refinery Facilities. In addition, the term “Storage Facilities” includes any location where a storage facility is used by the Company or LOTT to store or throughput Crude Oil or Products except those storage, loading and offloading facilities owned, operated, leased or used pursuant to a contractual right of use by the Company or LOTT which are used exclusively to store Excluded Materials.
“Storage Facilities Agreement” means the storage facilities agreement, dated as of the Commencement Date, among the Company, LOTT, El Dorado Pipeline Company, Magnolia Pipeline Company and Aron, pursuant to which the Company, LOTT, El Dorado Pipeline Company and Magnolia Pipeline Company shall grant to Aron an exclusive right to use the Storage Facilities in connection with this Agreement.
“Supplier’s Inspector” means any Person selected by Aron in a commercially reasonable manner at Aron’s own cost and expense that is acting as an agent for Aron or that (1) is a licensed Person who performs sampling, quality analysis and quantity determination of the Crude Oil and Products purchased and sold hereunder, (2) is not an Affiliate of any Party and (3) in the reasonable judgment of Aron, is qualified and reputed to perform its services in accordance with applicable law and industry practice, to perform any and all inspections required by Aron.

“Tank Maintenance” has the meaning specified in Section   .
“Target Month End Crude Volume” has the meaning specified in Section   .
“Target Month End Product Volume” has the meaning specified in Section   .
“Tax” or “Taxes” has the meaning specified in Section 14.1.
“Term” has the meaning specified in Section 3.1.
“Termination Amount” means, without duplication, the total net amount owed by one Party to the other Party upon termination of this Agreement under Section 19.2(a).
“Termination Date” has the meaning specified in Section 19.1.
“Termination Date Purchase Value” means, with respect to the Termination Date Volumes, initially the Estimated Termination Date Value until the Definitive Termination Date Value has been determined and thereafter the Definitive Termination Date Value (as such terms are defined in the form of the Step-Out Inventory Sales Agreement attached hereto as Schedule R).
“Termination Date Volumes” has the meaning specified in Section 19.1(d).
“Termination Holdback Amount” has the meaning specified in Section 19.2(b).
“Third Party Supplier” means any seller of Crude Oil under a Procurement Contract including any counterparty to any exchange agreement that is a component of a Procurement Contract (other than LOTT, the Company or any other Affiliate of the Company).
“Transaction Document” means any of this Agreement, the Marketing and Sales Agreement, the Inventory Sales Agreements, the Storage Facilities Agreement, the Step-Out Inventory Sales Agreements, the Required Storage and Transportation Arrangements and any other agreement or instrument contemplated hereby or executed in connection herewith.
“Volume Cap for Reduced Crude Fee” means, for any month, fifteen thousand (15,000) Barrels per day multiplied by the number of calendar days in such month.
“Volume Cap for Waived Crude Fee” means, for any month, fifteen thousand (15,000) Barrels per day multiplied by the number of calendar days in such month.

“Volume Determination Procedures” mean the Company’s ordinary month-end procedures for determining the NSV of Crude Oil in the Crude Storage Tanks or Products in the Product Storage Tanks, which for each quarter-end shall be based on manual gauge readings of each Crude Storage Tank or Product Storage Tank as at the end of such quarter.
“Waived Fee Barrels” has the meaning specified in Section   .
1.2 Construction of Agreement.
(a) Unless otherwise specified, reference to, and the definition of any document (including this Agreement) shall be deemed a reference to such document as may be, amended, supplemented, revised or modified from time to time.
(b) Unless otherwise specified, all references to an “Article,” “Section,” or Schedule” are to an Article or Section hereof or a Schedule attached hereto.
(c) All headings herein are intended solely for convenience of reference and shall not affect the meaning or interpretation of the provisions of this Agreement.
(d) Unless expressly provided otherwise, the word “including” as used herein does not limit the preceding words or terms and shall be read to be followed by the words “without limitation” or words having similar import.
(e) Unless expressly provided otherwise, all references to days, weeks, months and quarters mean calendar days, weeks, months and quarters, respectively.
(f) Unless expressly provided otherwise, references herein to “consent” mean the prior written consent of the Party at issue, which shall not be unreasonably withheld, delayed or conditioned.
(g) A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns.
(h) Unless the contrary clearly appears from the context, for purposes of this Agreement, the singular number includes the plural number and vice versa; and each gender includes the other gender.
(i) Except where specifically stated otherwise, any reference to any Applicable Law or agreement shall be a reference to the same as amended, supplemented or re-enacted from time to time.
(j) Unless otherwise expressly stated herein, any reference to “volume” shall be deemed to refer to actual NSV, unless such volume has not been yet been determined, in which case, volume shall be an estimated net volume determined in accordance with the terms hereof.

(k) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
1.3 The Parties acknowledge that they and their counsel have reviewed and revised this Agreement and that no presumption of contract interpretation or construction shall apply to the advantage or disadvantage of the drafter of this Agreement.
ARTICLE 2
CONDITIONS TO COMMENCEMENT
2.1 Conditions to Obligations of Aron. The obligations of Aron contemplated by this Agreement shall be subject to satisfaction by the Company of the following conditions precedent on and as of the Commencement Date:
(a) The Inventory Sales Agreements shall have been duly executed and delivered by the Company and LOTT, as applicable, and, pursuant thereto, the Company and LOTT shall have transferred to Aron on the Commencement Date, all their respective right, title and interest in and to the Commencement Date Volumes, free and clear of all liens, other than Permitted Liens;
(b) The Parties shall have agreed to the form and substance of the Step-Out Inventory Sales Agreement (which form is attached hereto as Schedule R);
(c) The Guarantee shall have been duly executed and delivered to Aron in a form and in substance satisfactory to Aron;
(d) The Stock Purchase Agreement shall have been duly executed and the “Closing” contemplated thereunder shall have occurred;
(e) The Guarantor shall have duly executed the Fee Letter;
(f) Aron shall have confirmed to its satisfaction that, as of the Commencement Date, each of the Existing Financing Agreements contains provisions that (i) recognize the respective rights and obligations of the Parties under this Agreement and the other Transaction Documents, (ii) confirm that this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby do not and will not conflict with or violate any terms and conditions of such Existing Financing Agreement and (iii) recognize that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Existing Financing Agreement, other than Permitted Liens;
(g) Aron shall have received final approvals from relevant internal committees;

(h) To the extent deemed necessary or appropriate by Aron, acknowledgements and/or releases (including without limitation, amendments or termination of UCC financing statements), in form and substance satisfactory to Aron, shall have been duly executed by lenders or other creditors that are party to Existing Financing Agreements, confirming the release of any lien in favor of such lender or other creditor that might apply to or be deemed to apply to any Crude Oil and/or Products of which Aron is the owner as contemplated by this Agreement and the other Transaction Documents and agreeing to provide Aron with such further documentation as it may reasonably request in order to confirm the foregoing;
(i) The Company shall have duly executed and delivered the Storage Facilities Agreement, as set forth on Schedule AA hereto, and provided Aron satisfactory documentation that it or its Affiliate has secured, for the benefit of Aron, full, unencumbered storage and usage rights of the Crude Storage Tanks and the Product Storage Tanks;
(j) The Required Storage and Transportation Arrangements shall have been duly executed by the Company (and its Affiliates, if appropriate) and all third parties thereto;
(k) The Company shall have duly executed and delivered the Marketing and Sales Agreement, as set forth on Schedule X hereto;
(l) The Company shall have delivered to Aron a certificate signed by the principal executive officer of the Company certifying as to incumbency, board approval and resolutions, other matters;
(m) The Company shall have delivered to Aron an opinion of counsel, in form and substance satisfactory to Aron, covering such matters as Aron shall reasonably request, including: good standing; existence and due qualification; power and authority; due authorization and execution; enforceability of the Transaction Documents and the Guarantee; no conflicts including with respect to the Existing Financing Agreements and the Stock Purchase Agreement;
(n) No action or proceeding shall have been instituted nor shall any action by a Governmental Authority be threatened, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority as of the Commencement Date to set aside, restrain, enjoin or prevent the transactions and performance of the obligations contemplated by this Agreement;
(o) There must not have been any event or series of events which has had or would reasonably be expected to have a Material Adverse Effect (as defined under the Stock Purchase Agreement);
(p) The Company shall have delivered to Aron insurance certificates evidencing the effectiveness of the insurance policies set forth on Schedule F or, in the alternative, provided Aron with reasonable evidence that it has otherwise complied with Article 15 below, together with a further undertaking to deliver such insurance certificates to Aron promptly after the Commencement Date;

(q) The Company shall have complied in all material respects with all covenants and agreements hereunder that it is required to comply with on or before the Commencement Date;
(r) All representations and warranties of the Company and its Affiliates contained in the Transaction Documents shall be true and correct in all material respects on and as of the Commencement Date; and
(s) The Company shall have delivered to Aron such other certificates, documents and instruments as may be reasonably necessary to consummate the transactions contemplated herein, including UCC-1 financing statements reflecting Aron as owner of all Crude Oil in the Crude Storage Tanks and all Products in the Product Storage Tanks on and as of the Commencement Date.
2.2 Conditions to Obligations of the Company. The obligations of the Company contemplated by this Agreement shall be subject to satisfaction by Aron of the following conditions precedent on and as of the Commencement Date:
(a) Aron shall have duly executed and delivered the Inventory Sales Agreements, as set forth on Schedules Y and Z, and Aron shall have paid the respective portions of the Commencement Date Purchase Value to the Company and LOTT that are due on the Commencement Date;
(b) Aron shall have duly executed and delivered the Storage Facilities Agreement, as set forth on Schedule AA;
(c) Aron shall have duly executed and delivered the Marketing and Sales Agreement, as set forth on Schedule X;
(d) The Parties shall have agreed to the pricing method to be used and the form and substance of the Step-Out Inventory Sales Agreement (which form is attached hereto as Schedule R);
(e) Aron shall have duly executed the Fee Letter;
(f) All representations and warranties of Aron contained in the Transaction Documents shall be true and correct in all material respects on and as of the Commencement Date;
(g) Aron shall have complied in all material respects with all covenants and agreements hereunder that it is required to comply with on or before the Commencement Date; and

(h) Aron shall have delivered to the Company such other certificates, documents and instruments as may be reasonably necessary to consummate the transactions contemplated herein;
(i) The Stock Purchase Agreement shall have been duly executed and the “Closing” contemplated thereunder shall have occurred, and the transactions (other than the transactions contemplated hereby) necessary for the financing of the consummation by the Company and its Affiliates of the transactions contemplated by the Stock Purchase Agreement shall have been consummated; and
(j) Aron shall have delivered satisfactory evidence of its federal form 637 license and any applicable reseller sales tax exemption certificate(s).
2.3 Commencement Date.
(a) Subject to the satisfaction of the conditions set forth in Sections 2.1 and 2.2, the “Commencement Date” shall be April 29, 2011 or, if the Parties agree to a later date, then such later date (the “Latest Commencement Date”).
(b) If the Commencement Date has not occurred on or before the Latest Commencement Date, this Agreement shall terminate on the first Business Day following the Latest Commencement Date. In such case, all obligations of the Parties hereunder shall terminate, except for the obligations set forth in Article 2, Article 20, Article 21 and Article 23 and any obligation under the last sentence of this Section 2.3(b); provided, however, that nothing herein shall relieve any Party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. Without limiting the foregoing, if the Fee Letter has been executed by Guarantor and Aron on or before the Latest Commencement Date and if the failure of the Commencement Date to occur on or before the Latest Commencement Date is due to (i) any breach by the Company of its obligations hereunder, including its obligations under clause (c) below or (ii) the failure of any of the conditions contained in Section 2.1 to be satisfied on or before the Latest Commencement Date for any reason whatsoever, then the Company shall be obligated to reimburse Aron for any losses, costs and damages incurred or realized by Aron as a result of the termination of this Agreement, including any such losses, costs or damages incurred or realized as a result of Aron’s terminating, liquidating, maintaining, obtaining or reestablishing any hedge or related trading positions in connection with such termination.
(c) From and after the Effective Date, the Company shall use commercially reasonable efforts to cause each of the conditions referred to in Section 2.1 to be satisfied on or prior to the Latest Commencement Date and Aron shall use commercially reasonable efforts to cause each of the conditions referred to in Section 2.2 to be satisfied on or prior to the Latest Commencement Date.

(d) The Parties acknowledge and agree that some of the Schedules contemplated hereby are (i) not attached to this Agreement as of the Effective Date or (ii) are attached in draft form. Between the Effective Date and the Commencement Date, the Parties shall cooperate, in good faith, to prepare and finalize the form and content of such Schedules, to the extent possible and, on the Commencement Date, will execute such amendment or other instrument as each Party deems reasonably necessary to cause each such Schedule be incorporated as an attachment to this Agreement as contemplated by the terms hereof. For any Schedules outstanding as of the Commencement Date, the Parties shall cooperate, in good faith, to prepare and finalize the form and content of such outstanding Schedules and will endeavor in good faith to execute an amendment no later than sixty (60) days after the Commencement Date and, after such date, the Parties agree to cooperate to update and amend the Schedules and this Agreement to accommodate changes in the assets and configurations of the Refinery Storage Facility, the Crude Delivery Point, the Products Delivery Point or any other similar term hereunder.
(e) The Company Parties agree that, by executing this Agreement, they are accepting and agreeing to, and shall be bound by, the terms of the Fee Letter as if they were parties thereto.
ARTICLE 3
TERM OF AGREEMENT
3.1 Term. This Agreement shall become effective on the Effective Date and, subject to Section 2.3(b) and Section 3.2, shall continue for a period starting at 00:00:01 a.m., CPT on the Commencement Date and ending at 11:59:59 p.m., CPT on April 30, 2014 (the “Term”; the last day of such Term being herein referred to as the “Expiration Date.”
3.2 Early Termination. The Parties may mutually agree in writing to terminate this Agreement prior to the Expiration Date (but are under no obligation to do so). If any early termination is agreed to by the Parties, the effective date of such termination shall be the “Early Termination Date.”
3.3 [Reserved.]
3.4 Obligations upon Termination. In connection with the termination of the Agreement on the Expiration Date or the Early Termination Date, the Parties shall perform their obligations relating to termination pursuant to Article 19.
ARTICLE 4
COMMENCEMENT DATE TRANSFER
4.1 Transfer and Payment on the Commencement Date. The Commencement Date Volumes shall be sold and transferred and payment of the Estimated Commencement Date Value made as provided in the Inventory Sales Agreements.
4.2 Post-Commencement Date Reconciliation and True-up. Determination and payment of the Definitive Commencement Date Value shall be made as provided in the Inventory Sales Agreements.

ARTICLE 5
PURCHASE AND SALE OF CRUDE OIL
5.1 Sale of Crude Oil. On and after the Initial Delivery Date through the end of the Term, and subject to (a) Aron’s ability to procure Crude Oil in accordance with the terms hereof, (b) its receipt of Crude Oil under Procurement Contracts and (c) the Company’s maintenance of the Base Agreements and Required Storage and Transportation Arrangements and compliance with the terms and conditions hereof, Aron will endeavor, in a commercially reasonable manner, to enter into Procurement Contracts that will accommodate, in the aggregate, monthly deliveries of Crude Oil up to ********** Barrels per day and the Company agrees to purchase and receive from Aron all such Crude Oil as provided herein and subject to the terms and conditions hereof. Aron shall, in accordance with the terms and conditions hereof, be the exclusive owner of Crude Oil in the Crude Storage Tanks.
5.2 Monthly Forecasts and Projections.
(a) Before the Contract Cutoff Date in any Nomination Month, the Company shall provide Aron with a written forecast of the Refinery’s anticipated Crude Oil requirements for the related Delivery Month (each, a “Monthly Crude Forecast”).
(b) [Reserved.]
(c) The Company shall promptly notify Aron in writing upon learning of any material change in any Monthly Crude Forecast or if it is necessary to delay any previously scheduled pipeline nominations.
(d) The Parties acknowledge that the Company is solely responsible for providing the Monthly Crude Forecast and for making any adjustments thereto, and the Company agrees that all such forecasts and projections shall be prepared in good faith, with due regard to all available and reliable historical information and the Company’s then-current business prospects, and in accordance with such standards of care as are generally applicable in the U.S. oil refining industry. The Company acknowledges and agrees that (i) Aron shall be entitled to rely and act upon all such forecasts and projections and shall not be deemed in breach hereof to the extent any such breach or alleged breach is attributable to its having acted or relied thereon, and (ii) Aron shall not have any responsibility to make any investigation into the facts or matters stated in such forecasts or projections.

5.3 Procurement of Crude Oil.
(a) As of the Commencement Date, Procurement Contracts shall consist of (i) such Procurement Contracts as LOTT and Aron may have entered into and (ii) such Procurement Contracts with certain Third Party Suppliers as shall have been novated from LOTT to Aron, in each case providing for the purchase of Crude Oil to be processed at the Refinery for April or May 2011. In connection with such novated Procurement Contracts, the parties acknowledge that, concurrently with the effectiveness of such novations, Aron and LOTT entered into transactions identical to the novated Procurement Contracts (the “Back-to-Back Contracts”), except with Aron as seller thereunder and certain other modifications as specified in a letter agreement between Aron and LOTT, dated April 27, 2011. The parties further acknowledge and agree that, as a result of such novated Procurement Contracts, the Back-to-Back Contracts and the terms of the LOTT Inventory Sales Agreement, (i) from and after the effectiveness of such novations to the Inventory Measurement Time under the LOTT Inventory Sales Agreement, all Crude Oil delivered under the novated Procurement Contracts and the Back-to-Back Contracts shall have been or shall be transferred from the relevant Third Party Supplier to Aron and then from Aron to LOTT and (ii) from and after the Inventory Transfer Time under the LOTT Inventory Sales Agreement to the Inventory Measurement Time under the LOTT Inventory Sales Agreement, all such Crude Oil that is held or received at any of the Inventory Transfer Locations shall be transferred by LOTT to Aron under and in accordance with the terms of the LOTT Inventory Sales Agreement.
(b) From time to time during the Term of this Agreement (and subject to Section 5.3(g) below), the Company may propose that an additional Procurement Contract be entered into, including any such additional Procurement Contract as may be entered into in connection with the expiration of an outstanding Procurement Contract. If the Parties mutually agree to seek additional Procurement Contracts, then the Company shall endeavor to identify quantities of Crude Oil that may be acquired on a spot or term basis from one or more Third Party Suppliers. The Company may negotiate with any such Third Party Supplier regarding the price and other terms of such potential additional Procurement Contract. The Company shall have no authority to bind Aron to, or enter into on Aron’s behalf, any additional Procurement Contract or Procurement Contract Assignment, and the Company shall not represent to any third party that it has such authority. If the Company has negotiated an offer from a Third Party Supplier for an additional Procurement Contract (and if relevant, Procurement Contract Assignment) that the Company wishes to be executed, the Company shall apprise Aron in writing (which may be via email) of the terms of such offer, Aron shall promptly determine and advise the Company as to whether Aron consent to accept such offer. If Aron indicates its consent to accept such offer, then Aron shall promptly endeavor to formally communicate its acceptance of such offer to the Company and such Third Party Supplier so that the Third Party Supplier and Aron may enter into a binding additional Procurement Contract (and if relevant, Procurement Contract Assignment) provided that any additional Procurement Contract (and, if relevant, related Procurement Contract Assignment) shall require Aron’s express agreement and Aron shall not have any liability under or in connection with this Agreement if for any reason it, acting in good faith, does not agree to any proposed additional Procurement Contract or related Procurement Contract Assignment.
(c) If the Company determines, in its reasonable judgment, that it is commercially beneficial for the Refinery to run a particular grade and/or volume of Crude Oil that is available from a Third Party Supplier that is not a counterparty with which Aron is then prepared to enter into a contract, then the Company may execute a contract to acquire such Crude Oil for the Company’s account.

(d) Title for each quantity of Crude Oil delivered into a Crude Storage Tank shall pass to Aron, (i) if delivered under a Procurement Contract with a Third Party Supplier, from such Third Party Supplier as provided in the relevant Procurement Contract, (ii) if delivered under a Procurement Contract with the Company or LOTT, from the Company or LOTT as provided in the relevant Procurement Contract and (iii) if not delivered under a Procurement Contract (and whether such delivery is via an Included Crude Pipeline or another crude pipeline), from the Company as the crude oil passes the Crude Intake Point. The Parties acknowledge that the consideration due from Aron to the Company for any crude oil that is not delivered under a Procurement Contract will be reflected in the Monthly True-up Amounts determined following delivery and in accordance with Schedule C.
(e) [Reserved.]
(f) So long as the Specified Cargo Procurement Conditions are fully satisfied and no Default or Event of Default has occurred and is continuing with respect to the Company or LOTT, LOTT shall, with respect to any payment due from Aron to LOTT for any Crude Oil originally sourced under the Designated Cargo Contract and acquired by Aron from LOTT under Section 5.3(g) below, instruct Aron to pay to the seller under such Designated Cargo Contract, for LOTT’s account, such payment (or a portion thereof up to the amount due to seller) in settlement of the amount due from LOTT to seller for such Crude Oil. Such payments can be directed with respect to any portion of an original cargo quantity to the extent that Aron has verified receipt thereof at the delivery point specified in Section 5.3(g).
(g) On or before the date that is 120 days after the Commencement Date and so long as the Specified Cargo Procurement Conditions are fully satisfied and no Default or Event of Default has occurred and is continuing with respect to the Company or LOTT, and regardless of whether a relevant Procurement Contract has been entered into, Aron will purchase from LOTT any Crude Oil acquired by LOTT under the Designated Cargo Contract at the time such Crude Oil passes the intake flange of the Magnolia Pipeline and at a price per barrel equal to the price per barrel paid by LOTT for such Crude Oil under the Designated Cargo Contract, with payment by Aron to be made on the later of 2 Business Days after verification of receipt at such delivery point or on such date as corresponds to LOTT’s payment for such Crude Oil under the Designated Cargo Contract and, unless no cargoes remain to be delivered under the Designated Cargo Contract, in accordance with LOTT’s instructions provided pursuant to Section 5.3(f) above.
(h) Unless otherwise agreed by Aron (in its discretion), the Company and LOTT covenant and agree that (i) they will use commercially reasonable efforts to enter into Exchange Procurement Contract during any month so as to eliminate any volume imbalance and (ii) the sole purpose and intent of any such Exchange Procurement Contract shall be to, directly or indirectly, procure Crude Oil to be processed at the Refinery.

(i) With respect to all Crude Oil, LOTT covenants and agrees to be the party responsible for making entry of goods into the U.S., meeting the reporting requirements and payment obligations of U.S. Customs for the importation of goods, compliance with all free trade zone bonding, reporting and duty payments, and serving as importer of record in connection herewith.
5.4 Nominations under Procurement Contracts and for Pipelines.
(a) On the Business Day following receipt of the Monthly Crude Forecast and prior to the delivery of the Projected Monthly Run Volume, Aron shall provide to the Company Aron’s preliminary Target Month End Crude Volume and Target Month End Product Volume for the related Delivery Month if different from the Target Month End Crude Volume and Target Month End Product Volume for the related Delivery Month previously provided in Section   . By no later than two (2) Business Days prior to the earliest Contract Cutoff Date occurring in such Nomination Month, the Company shall provide to Aron the Projected Monthly Run Volume for the Delivery Month for which deliveries must be nominated prior to such Contract Cutoff Dates. As part of such Projected Monthly Run Volume, the Company may specify the grade of such Projected Monthly Run Volume, provided that such grades and their respective quantities specified by the Company shall fall within the grades and quantities then available to be nominated by Aron under the outstanding Procurement Contracts.
(b) Provided that the Company provides Aron with the Projected Monthly Run Volume as required under Section 5.4(a), Aron shall make all scheduling and other selections and nominations (collectively, “Contract Nominations”) that are to be made under the Procurement Contracts on or before the Contract Cutoff Dates for the Procurement Contracts and such Contract Nominations shall reflect the quantity of each grade specified by the Company in such Projected Monthly Run Volume. Should any Contract Nomination not be accepted by any Third Party Supplier under a Procurement Contract, Aron shall promptly advise the Company and use commercially reasonable efforts with the Company and such Third Party Supplier to revise the Contract Nomination subject to the terms of any such Procurement Contract. Aron shall provide the Company with confirmation that such Contract Nominations have been made.
(c) Insofar as any pipeline nominations are required to be made by Aron for any Crude Oil prior to any applicable Pipeline Cutoff Date for any month, Aron shall be responsible for making such pipeline and terminal nominations for that month; provided that, Aron’s obligation to make such nominations shall be conditioned on its receiving from the Company scheduling instructions for that month a sufficient number of days prior to such Pipeline Cutoff Date so that Aron can make such nominations within the lead times required by such pipelines and terminals. Aron shall not be responsible if a Pipeline System is unable to accept Aron’s nomination or if the Pipeline System must allocate Crude Oil among its shippers.

(d) The Parties agree that the Company may, from time to time, request that Aron make adjustments or modifications to Contract Nominations it has previously made under the Procurement Contracts. Promptly following receipt of any such request, Aron will use its commercially reasonable efforts to make such adjustment or modification, subject to any limitations or restrictions under the relevant Procurement Contracts. Any additional cost or expenses incurred as a result of such an adjustment or modification shall constitute an Ancillary Cost hereunder.
(e) Aron shall not nominate or to its knowledge otherwise acquire any Crude Oil with characteristics that are not previously approved by the Company for use at the Refinery, such approval to be in the Company’s discretion.
(f) In addition to the nomination process, Aron and the Company shall follow the mutually agreed communications protocol as set forth on Schedule J hereto, with respect to ongoing daily coordination with feedstock suppliers, including purchases or sales of Crude Oil outside of the normal nomination procedures.
(g) Each of the Company and Aron agrees to use commercially reasonable efforts in preparing the forecasts, projections and nominations required by this Agreement in a manner intended to maintain Crude Oil and Product operational volumes within the Operational Volume Range.
(h) Prior to entering into any Ancillary Contract that does not by its terms expire or terminate on or before the Expiration Date, Aron will, subject to any confidentiality restrictions, afford the Company an opportunity to review and comment on such Ancillary Contract or the terms thereof and to confer with the Company regarding such Ancillary Contract and terms, and if Aron enters into any such Ancillary Contract without the Company’s consent, the Company shall not be obligated to assume such Ancillary Contract pursuant to Section 19.1(c) below.
5.5 Transportation, Storage and Delivery of Crude Oil.
(a) Aron shall have the exclusive right to inject, store and withdraw (except for such injections or withdrawals by the Company otherwise contemplated hereby) Crude Oil in the Crude Storage Tanks as provided in the Storage Facilities Agreement.
(b) Pursuant to the Required Storage and Transportation Arrangements, Aron shall have the right to inject (except for such injections by the Company otherwise contemplated hereby), store, transport and withdraw Crude Oil in and on the Included Crude Pipeline to the same extent as the Company’s rights to do so prior to the implementation of the Required Storage and Transportation Arrangements. With respect to any activities involving Crude Oil covered by the Storage Facilities Agreement or any Required Storage and Transportation Arrangement, Aron may from time to time appoint the Company or LOTT as Aron’s agent thereunder for such activities as Aron may specify.

(c) Provided no Default or Event of Default by the Company or LOTT has occurred and is continuing, the Company shall be permitted to withdraw from the Crude Storage Tanks and take delivery of Crude Oil on any day and at any time. The withdrawal and receipt of any Crude Oil by the Company at the Crude Delivery Point shall be on an “ex works” basis. The Company shall bear sole responsibility for arranging the withdrawal of Crude Oil from the Crude Storage Tanks. The Company shall take all commercially reasonable actions necessary to maintain a connection with the Crude Storage Tanks to enable withdrawal and delivery of Crude Oil to be made as contemplated hereby.
5.6 Title, Risk of Loss and Custody.
(a) Title to and risk of loss of the Crude Oil shall pass from Aron to the Company at the Crude Delivery Point. The Company shall assume custody of the Crude Oil as it passes the Crude Delivery Point.
(b) During the time any Crude Oil or Products is held in any Storage Facilities, the Company or LOTT, in its capacity as operator of the Storage Facilities and pursuant to the Storage Facilities Agreement, shall be solely responsible for compliance with all Applicable Laws, including all Environmental Laws, pertaining to the possession, handling, use and processing of such Crude Oil or Products and shall indemnify and hold harmless Aron, its Affiliates and their agents, representatives, contractors, employees, directors and officers, for all Liabilities directly or indirectly arising from failure by the Company or LOTT to so comply, except to the extent such Liabilities are caused by or attributable to any of the matters for which Aron is indemnifying the Company pursuant to Article 20.
(c) At and after transfer of any Crude Oil at the Crude Delivery Point from Aron to the Company pursuant to Section 5.6(a) above, the Company shall be solely responsible for compliance with all Applicable Laws, including all Environmental Laws pertaining to the possession, handling, use and processing of such Crude Oil and shall indemnify and hold harmless Aron, its Affiliates and their agents, representatives, contractors, employees, directors and officers, for all Liabilities directly or indirectly arising from failure by the Company to so comply.
(d) Notwithstanding anything to the contrary herein, Aron and the Company and LOTT agree that the Company and LOTT shall have an insurable interest in Crude Oil that is subject to a Procurement Contract or as otherwise subject to this Agreement, and that the Company or LOTT may, at its election and with prior notice to Aron, endeavor to insure the Crude Oil. If pursuant to the terms of this Agreement, the Company or LOTT has fully compensated Aron therefor as required hereunder, then (subject to any other setoff or netting rights Aron may have hereunder) any insurance payment to Aron made to cover the same shall be promptly paid over by Aron to the Company or LOTT.
5.7 Contract Documentation, Confirmations and Conditions.
(a) Aron’s obligations to deliver Crude Oil under this Agreement shall be subject to (i) the Company’s identifying and negotiating potential Procurement Contracts, in accordance with Section 5.3, that are acceptable to both the Company and Aron relating to a sufficient quantity of Crude Oil to meet the Refinery’s requirements, (ii) the Company’s performing its obligations hereunder with respect to providing Aron with timely nominations, forecasts and projections (including Projected Monthly Run Volumes, as contemplated in Section 5.4(a)) so that Aron may make timely nominations under the Procurement Contracts, (iii) all of the terms and conditions of the Procurement Contracts, (iv) any other condition set forth in Section 5.1 above and (v) no Event of Default having occurred and continuing with respect to the Company.

(b) In documenting each Procurement Contract, Aron will endeavor and cooperate with the Company, in good faith and in a commercially reasonable manner, to obtain the Third Party Supplier’s agreement that a copy of such Procurement Contract may be provided to the Company; provided that this Section 5.7(b) in no way limits the Company’s rights to consent to all Procurement Contracts as contemplated by Section 5.3. In addition, to the extent it is permitted to do so, Aron will endeavor to keep the Company apprised of, and consult with the Company regarding, the terms and conditions being incorporated into any Procurement Contract under negotiation with a Third Party Supplier. Notwithstanding the foregoing, Aron and the Company may pre-agree on one or more standard sets of general terms and conditions and modifications thereto upon which Procurement Contracts may be executed without any further obligation of Aron to apprise the Company of such terms and conditions incorporated into such Procurement Contract.
(c) The Company acknowledges and agrees that, subject to the terms and conditions of this Agreement, it is obligated to purchase and take delivery of all Crude Oil acquired by Aron under Procurement Contracts executed in connection herewith and subject to the terms and conditions specified in Section 5.4 above. In the event of a dispute, Aron will provide, to the extent legally and contractually permissible, to the Company, a copy of the Procurement Contract in question.
5.8 DISCLAIMER OF WARRANTIES. EXCEPT FOR THE WARRANTY OF TITLE WITH RESPECT TO CRUDE OIL DELIVERED HEREUNDER, NEITHER PARTY MAKES ANY WARRANTY, CONDITION OR OTHER REPRESENTATION, WRITTEN OR ORAL, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS OR SUITABILITY OF THE CRUDE OIL FOR ANY PARTICULAR PURPOSE OR OTHERWISE. FURTHER, NEITHER PARTY MAKES ANY WARRANTY OR REPRESENTATION THAT THE CRUDE OIL CONFORMS TO THE SPECIFICATIONS IDENTIFIED IN ANY CONTRACT WITH ANY THIRD PARTY SUPPLIER.
5.9 Quality Claims and Claims Handling.
(a) The failure of any Crude Oil that Aron hereunder sells to the Company to meet the specifications or other quality requirements applicable thereto as stated in Aron’s Procurement Contract for that Crude Oil shall be for the sole account of the Company and shall not entitle the Company to any reduction in the amounts due by it to Aron hereunder; provided, however, that any claims made by Aron with respect to such non-conforming Crude Oil shall be for the Company’s account and resolved in accordance with Section 5.9(d).

(b) The Parties shall consult with each other and coordinate how to handle and resolve any claims arising in the ordinary course of business (including claims related to Crude Oil, pipeline or ocean transportation, and any dispute, claim, or controversy arising hereunder between Aron and any of its vendors who supply goods or services in conjunction with Aron’s performance of its obligations under this Agreement) made by or against Aron. In all instances wherein claims are made by a third party against Aron which will be for the account of the Company, the Company shall have the right, subject to Section 5.9(c), to either direct Aron to take commercially reasonable actions in the handling of such claims or assume the handling of such claims in the name of Aron, all at the Company’s cost and expense. To the extent that the Company believes that any claim should be made by Aron for the account of the Company against any third party (whether a Third Party Supplier, terminal facility, pipeline, storage facility or otherwise), and subject to Section 5.9(c), Aron will take any commercially reasonable actions requested by the Company either directly, or by allowing the Company to do so, to prosecute such claim, all at the Company’s cost and expense and all recoveries resulting from the prosecution of such claim shall be for the account of the Company.
(c) Aron shall, in a commercially reasonable manner, cooperate with the Company in prosecuting any such claim. If the Company requests that Aron assist in prosecuting any such claim, Aron shall be entitled to assist in the prosecution of such claim at the Company’s expense. Aron shall also be entitled to assist at its own expense in prosecuting any such claim other than by the request of the Company.
(d) Notwithstanding anything in Section 5.9(b) to the contrary but subject to Section 5.9(e), Aron may notify the Company that Aron is retaining control over the resolution of any claim referred to in Section 5.9(b) if Aron, in its reasonable judgment, has determined that it has commercially reasonable business considerations for doing so based on any relationships that Aron or any of its Affiliates had, has or may have with the third party involved in such claim; provided that, subject to such considerations, Aron shall use commercially reasonable efforts to resolve such claim, at the Company’s expense and for the Company’s account. In addition, any claim that is or becomes subject to Article 19 shall be handled and resolved in accordance with the provisions of Article 19.
(e) If any claim contemplated in this Section 5.9 involves a counterparty that is an Affiliate of Aron and the management and operation of such counterparty is under the actual and effective control of Aron, then the Company shall control the dispute and resolution of such claim.
5.10 Communications.
(a) Each Party shall promptly provide to the other copies of any and all written communications and documents between it and any third party which in any way relate to Ancillary Costs, including but not limited to written communications and documents with Pipeline Systems, provided that Aron has received such communications and documents in respect of the Pipeline System and/or any communications and documents related to the nominating, scheduling and/or chartering of vessels; provided that neither Party shall be obligated to provide to the other any such materials that contain proprietary or confidential information and, in providing any such materials, such Party may redact or delete any such proprietary or confidential information.

(b) With respect to any proprietary or confidential information referred to in Section 5.10(a), Aron shall promptly notify the Company of the nature or type of such information and use its commercially reasonable efforts to obtain such consents or releases as necessary to permit such information to be made available to the Company.
(c) The Parties shall coordinate all nominations and deliveries according to the scheduling and communications protocol on Schedule J hereto.
ARTICLE 6
PURCHASE PRICE FOR CRUDE OIL
[Redacted]
ARTICLE 7
TARGET INVENTORY LEVELS AND WORKING CAPITAL ADJUSTMENT
[Redacted]
ARTICLE 8
PURCHASE AND DELIVERY OF PRODUCTS
[Redacted]
ARTICLE 9
ANCILLARY COSTS; MONTH END INVENTORY; CERTAIN DISPOSITIONS; TANK MAINTENANCE
[Redacted]
ARTICLE 10
PAYMENT PROVISIONS
10.1 Interim Payments.
(a) For each day, Aron will calculate a provisional payment (each an “Interim Payment”) which:
(i) if such day is not a Monthly True-Up Date, shall equal (i) the greater of (A) zero and (B) the Cumulative Estimated Net Daily Settlement Amount as of such date minus the LC Threshold Amount as of such date, minus (ii) the Cumulative Interim Paid Amount as of such date; and

(ii) if such day is a Monthly True-Up Date, shall be determined as follows:
(1) Upon the payment of any Monthly True-up Amount due on such day, Aron shall determine the Interim Reset Amount as of such Monthly True-Up Date;
(2) Aron shall calculate the Cumulative Estimated Net Daily Settlement Amount as of such date and the Cumulative Interim Paid Amount as of such date after giving effect to the payment of such Monthly True-up Amount and such Interim Reset Amount; and
(3) the Interim Payment for such Monthly True-up Date shall equal (i) the greater of (A) zero and (B) the Cumulative Estimated Net Daily Settlement Amount as of such date minus the LC Threshold Amount as of such date, minus (ii) the Cumulative Interim Paid Amount as of such date
(iii) For illustrative purposes only, Schedule FF sets forth an example of the computations contemplated by this Section 10.1(a). Such example is not, and is not intended to be, an indication or prediction of the actual results of the computations under this Section 10.1(a), but merely provides an illustration of the manner in which computations are to be made.
(b) For purposes of calculating Interim Payments, Aron shall determine, for each day, a daily settlement amount (“Daily Settlement Amount”) by applying the applicable Daily Prices per Schedule B to the Estimated Daily Net Product Sales for that day and the Estimated Daily Net Crude Sales, as defined below, plus an estimate of Ancillary Costs for such day to the extent not directly invoiced to the Company, in the manner illustrated on Schedule G and subject to the following terms and conditions:
(i) if inventory data needed for the applicable invoice date per Schedule G has not been reported Aron will reasonably use the inventory data for the day occurring during the thirty (30) day period preceding such calendar day that results in the largest Estimated Daily Net Crude Sales or the smallest Estimated Daily Net Product Sales (as the case may be);
provided that, if Aron determines a Daily Settlement Amount using any inventory data covered by the clause above or determines that any inventory data it has used in such determination was inaccurate, then Aron may, at its option, adjust future Daily Settlement Amounts (no more often than once per calendar week) to take account of any corrected inventory data or any inventory data that, if available, would have complied with clause (i) above.

(c) With respect to the Estimated Daily Net Crude Sales and Estimated Daily Net Product Sales,
(i) The Company shall, as of the end of each day, provide to Aron inventory reports in the form set forth on Schedule V, showing the quantity of Crude Oil held in Crude Storage Tanks and the quantities of Products held in Product Storage Tanks.
(d) For the purposes hereof,
(i) “Estimated Gathering Crude Value” for any day shall be the Estimated Gathering Tank Injections times (the closing settlement price on the NYMEX for the first nearby Light Sweet Crude Oil Futures Contracts minus $****/bbl);
(ii) “Estimated Daily Net Crude Sales” for any day shall be the aggregate daily crude flow through meters R1, R2 and R3 times the applicable Daily Price per Schedule B minus the Estimated Gathering Crude Value; and
(iii) “Estimated Daily Net Product Sales” for any day and Product shall be the estimate for that day of the Product volume that equals (x) the aggregate volume of such Product held in the Product Storage Tanks at the end of such day, plus the aggregate volume of such Product held in the Included Third Party Storage Tanks at the end of such day, plus the Product Linefill at the end of such day, plus (y) the Daily Product Sales of such Product for such day, minus (z) the aggregate volume of such Product held in the Product Storage Tanks at the beginning of such day, plus the aggregate volume of such Product held in the Included Third Party Storage Tanks at the beginning of such day, plus the Product Linefill at the beginning of such day.
(e) For each day, Aron shall reasonably determine the Estimated Daily Net Crude Sales and Estimated Daily Net Product Sales, in a commercially reasonable manner based on the inventory data and otherwise in the manner contemplated by this Section 10.1 and Schedule G, and to the extent it deems appropriate taking into account such other data as may be relevant to the determination of such estimates.
(f) If Aron advises the Company of an Interim Payment on any Business Day, then the Company shall be obligated to pay such Interim Payment to Aron on the following Business Day.
(g) For any Business Day, the Interim Payment to be determined and advised by Aron shall be the Interim Payment for that day, provided that if such Business Day is followed by one or more non-Business Days (whether weekends or Bank Holidays), then Aron shall reasonably determine and advise to the Company the Interim Payment for that Business Day as well as the Interim Payment each of such following non-Business Days and all such Interim Payments shall be due on that Business Day.

(h) Notwithstanding anything herein to the contrary, with respect to the Daily Settlement Amounts for May and June 2011, the Parties agree as follows:
(i) Aron shall calculate the Daily Settlement Amounts for such month based on the Estimated Daily Net Crude Sales for each day during such month, minus (a) for May 2011 Daily Settlement Amounts, the sum of the May Target Month End Product Volumes (for all Products combined) minus the sum of the initial Target Month End Product Volumes as of the Commencement Date as set forth on Schedule I (for all Products combined) divided by the number of days in such month and (b) for June 2011 Daily Settlement Amounts, the sum of the June Target Month End Product Volumes (for all Products combined) minus the sum of the May Target Month End Product Volumes (for all Products combined) divided by the number of days in such month, valued for purposes of each of clauses (a) and (b) on the same basis as barrels included in such Estimated Daily Net Crude Sales. For each day from May 1, 2011 to and including June 30, 2011, Daily Product Sales will be deemed to be zero. Estimated ancillary costs shall be incorporated into such calculation of such Interim Payments in the same manner as contemplated under Section 10.1(b) above;
(ii) For each day from May 1, 2011 to and including June 30, 2011, the Daily Price for Crude Oil will be equal to the closing price on the most recent prior trading day for the prompt NYMEX WTI futures contract, adjusted for the weighted average differentials under the Procurement Contracts;
(i) With respect to the Deferred Interim Payment Amount, the parties agree that:
(i) commencing with the Interim Payment due for the Initial Delivery Date and until such point as the aggregate amount of Interim Payments equals the Deferred Interim Payment Amount, such aggregate amount of Interim Payments shall be deferred so that:
(1) the first ************* of such payments so deferred shall not be required to be paid under Section 10.1, and shall be excluded from the Monthly True-up Amount calculation under Section 10.2, it being acknowledged that the amount referred to in this clause (1) shall not be due from the Company to Aron until the Termination Date hereunder, at which time such amount shall be due and payable in full (unless payment of such amount is accelerated under Article 18); and
(2) the second ************* of such payments so deferred shall not be required to be paid until the earlier of 120 days after the Commencement Date or 2 Business Days after verification by Aron of its receipt at the delivery point specified in Section 5.3(g) of Crude Oil representing the final cargo delivered under the Designated Cargo Contract, it being acknowledged that the amount referred to in this clause (2) shall become due from the Company to Aron upon the earlier of such dates and shall then included in the next Interim Payment or Monthly True-up Amount that is payable.

(ii) So long as any portion of the Deferred Interim Payment Amount is being deferred pursuant to clause (i) above, it shall be counted as having been paid for purposes of determining any Interim Payments or Monthly True-up Amounts calculated hereunder (but without prejudice to such amounts being due as contemplated under clause (i)(1) and (2) above.
10.2 Monthly True-up Amount.
(a) Aron will use commercially reasonable efforts to provide to the Company, within fifteen (15) Business Days after the end of any month, a calculation and appropriate documentation to support such calculation for such month for a monthly true-up payment (the “Monthly True-up Amount”). The Monthly True-up Amount for any month shall be equal to:
(i) the Cumulative Interim Paid Amount as of the then current Monthly True-up Date, minus
(ii) the Gross Monthly Crude Value (as defined on Schedule C); minus
(iii) the sum of the Gross Monthly Product Values (as defined on Schedule C), minus
(iv) the Ancillary Costs for such month, plus
(v) the Monthly Excluded Transaction Fee, plus
(vi) the Monthly Product Sales Adjustment, minus
(vii) the Monthly Cover Costs, plus
(viii) the Monthly Working Capital Adjustment, plus
(ix) any other amount then due from Aron to the Company under this Agreement or any other Transaction Document, minus
(x) any Excess LC Fee for such month, minus
(xi) any other amount then due from the Company to Aron under this Agreement or any other Transaction Document.
If the Monthly True-up Amount is a positive number, such amount shall be reflected in the Interim Reset Amount, each as fixed as of the then current Monthly True Up Date pursuant to Section 10.1(a) above. If the Monthly True-up Amount is a negative number, then the absolute value thereof shall be due from the Company to Aron. The Company shall pay any Monthly True-up Amount due to Aron within two (2) Business Days after the Company’s receipt of the monthly invoice and all related documentation supporting the invoiced amount.

(b) For purposes of determining the amounts due under clauses (i) and (ii) of Section 10.2(a), the definitions and formulas set forth on Schedule C shall apply and for purposes of determining the amount due under clause (v) of Section 10.2(a), the definitions and formula set forth on Schedule L shall apply.
(c) For purposes of determining the Monthly Crude Oil True-up Amount for the first month of the Term hereof, and notwithstanding anything to the contrary on Schedule C:
(i) the “Short Crude FIFO Position” as of the end of the prior month (i.e., April 2011) shall equal the lesser of (x) zero and (y) the Commencement Date Crude Oil Volume minus the Target Month End Crude Volume as of the Commencement Date;
(ii) the “Long Crude FIFO Position” as of the end of the prior month shall equal the greater of (x) zero and (y) the Commencement Date Crude Oil Volume minus the Target Month End Crude Volume as of the Commencement Date; and
(iii) the “FIFO Sale Price from Prior Month” shall equal the “Step-in Price” for Crude Oil as determined pursuant to Schedule B.
(d) For the purposes of determining each Monthly Product True-up Amount for the first month of the Term hereof, and notwithstanding anything to the contrary on Schedule C:
(i) the “Short Product FIFO Position” as of the end of the prior month (i.e., April 2011) for a particular Product Group shall equal the lesser of (x) zero and (y) the Commencement Date Product Volume for that Product Group minus the Target Month End Product Volume as of the Commencement Date for that Product Group;
(ii) the “Long Product FIFO Position” as of the end of the prior month shall equal the greater of (x) zero and (y) the Commencement Date Product Volume for that Product Group minus the Target Month End Product Volume as of the Commencement Date for that Product Group; and
(iii) the “Product FIFO Purchase Price from Prior Month” shall equal the “Step-in Price” for such Product Group as determined pursuant to Schedule B.
(e) In connection with determining the Monthly True-up Amount for any month, the Pricing Benchmarks with respect to the Asphalt Group are to be applied so as to implement the following further terms and conditions:
(i) For each month, an amount equal to 25 % of the Gross Monthly Product Value (as defined in Schedule C) for Asphalt for such month shall be determined, which amount may be positive or negative;

(ii) The amount determined under clause (i) above for any month shall be added to the amounts determined for all prior months under clause (i) above (commencing with May 2011); and
(iii) If the sum of the amounts determined under clause (ii) above is positive, such positive sum shall constitute a contingent payable due from Aron to the Company
(iv) If the sum of the amounts determined under clause (ii) above is negative, the absolute value of that sum shall constitute a contingent payable due from the Company to Aron;
(v) Any such contingent payable shall become due from one party to the other only upon termination of this Agreement, in which case such payable shall be settled together with all other amounts due to between the parties in connection with such termination; provided that in the case of termination pursuant to Article 19 hereof, such contingent payable shall be settled as contemplated by Article 19.
10.3 Annual Fee. As additional consideration for the arrangements contemplated hereby, the Company agrees to pay to Aron a fee equal to the Annual Fee for each twelve (12) month period during the Term, to be paid in equal quarterly installments, in arrears, on February 1, May 1, August 1 and November 1 of each year with the initial installment due on August 1, 2011, and the Termination Date. The Annual Fee shall be prorated for any periods of more or less than three months.
10.4 Invoices.
(a) Invoices shall be prepared and submitted in accordance to Schedule G.
(b) If the Company in good faith disputes the amount of any invoice issued by Aron relating to any amount payable hereunder (including Interim Payments, Monthly True-up Amounts or Ancillary Costs), it nonetheless shall pay Aron the full amount of such invoice by the due date and inform Aron in writing of the portion of the invoice with which it disagrees and why; provided that, to the extent that the Company promptly informs Aron of a calculation error that is obvious on its face, the Company shall pay Aron the undisputed amounts and may retain such disputed amount pending resolution of such dispute. The Parties shall cooperate in resolving the dispute expeditiously. If the Parties agree that the Company does not owe some or all of the disputed amount or as may be determined by a court pursuant to Article 23, Aron shall return such amount to the Company, together with interest at the Fed Funds Rate from the date such amount was paid, within two (2) Business Days from, as appropriate, the date of their agreement or the date of the final, non-appealable decision of such court. Following resolution of any such disputed amount, Aron will issue a corrected invoice and any residual payment that would be required thereby will be made by the appropriate Party within two (2) Business Days. To the extent that the Existing Procurement Contract permits disputed amounts to be retained pending resolution of disputes, the Parties agree to permit disputed amounts to be retained hereunder on the same terms, notwithstanding anything hereunder to the contrary.

10.5 Other Feedstocks. If Aron procures any catfeed or other non-Crude Oil feedstocks for the Company to run at the Refinery, the parties shall agree in connection with such procurement upon terms for incorporating the purchase of such feedstocks into the daily and monthly settlements contemplated by Sections 10.1 and 10.2 above.
10.6 Interest. Interest shall accrue on late payments under this Agreement at the Default Interest Rate from the date that payment is due until the date that payment is actually received by the party entitled to such payment.
10.7 Payment in Full in Same Day Funds. All payments to be made under this Agreement shall be made by telegraphic transfer of same day funds in U.S. Dollars to such bank account at such bank as the payee shall designate in writing to the payor from time to time. Except as expressly provided in this Agreement, all payments shall be made in full without discount, offset, withholding, counterclaim or deduction whatsoever for any claims which a Party may now have or hereafter acquire against the other Party, whether pursuant to the terms of this Agreement or otherwise.
ARTICLE 11
INDEPENDENT INSPECTORS; STANDARDS OF MEASUREMENT
11.1 Aron shall be entitled at Aron’s own cost and expense to have Supplier’s Inspector present at any time the Volume Determination Procedures are to be applied in accordance with the terms of this Agreement and to observe the conduct of Volume Determination Procedures.
11.2 In addition to its rights under Section 11.1, Aron may, from time to time during the Term of this Agreement, upon reasonable prior notice to the Company and at Aron’s own cost and expense, have Supplier’s Inspector conduct surveys and inspections of any of the Storage Facilities or observe any Crude Oil or Product transmission, handling, metering or other activities being conducted at such Storage Facilities or the Delivery Points; provided that such surveys, inspections and observations shall not materially interfere with the ordinary course of business being conducted at such Storage Facilities or the Refinery.
11.3 In the event that recalibration of meters, gauges or other measurement equipment is requested by Aron, such as “strapping,” the Parties shall select a mutually agreeable certified and licensed independent petroleum inspection company (the “Independent Inspection Company”) to conduct such recalibration. The cost of the Independent Inspection Company is to be shared equally by the Company and Aron.
11.4 Standards of Measurement. All quantity determinations herein will be corrected to sixty (60) degrees Fahrenheit based on a U.S. gallon of two hundred thirty one (231) cubic inches and forty two (42) gallons to the Barrel, in accordance with the latest supplement or amendment to ASTM-IP petroleum measurement tables (Table 6A of ASTM-IP for Feedstocks and Table 6B of ASTM-IP for Products).

11.5 To the extent that the Company or LOTT receives any inventory reports relating to a survey of the quantity and quality of the physical inventory pursuant to the Stock Purchase Agreement or generated by any third party, Aron shall promptly receive the survey report generated thereunder, which report shall be addressed to Aron.
11.6 Each Party agrees to provide the other Parties with reasonable access to any reports and other information provided to it by third party service providers (including storage facilities and pipelines) with respect to volumes of Crude Oil and Products that are subject to this Agreement and held and/or transported by such third party service providers.
ARTICLE 12
FINANCIAL INFORMATION; CREDIT SUPPORT; AND ADEQUATE ASSURANCES
12.1 Provision of Financial Information. The Company shall provide Aron (i) within ninety (90) days following the end of each of its fiscal years, (a) a copy of the Annual Report on Form 10-K, containing audited consolidated financial statements of Delek US Holdings and its consolidated subsidiaries for such fiscal year certified by independent certified public accountants and (b) the balance sheet, statement of income and statement of cash flow of the Company for such fiscal year, as reviewed by the Company’s independent certified public accountants, and (ii) within sixty (60) days after the end of its first three fiscal quarters of each fiscal year, a copy of the quarterly report, containing unaudited consolidated financial statements Delek US Holdings and its consolidated subsidiaries for such fiscal quarter; provided that so long as Delek US Holdings is required to make public filings of its quarterly and annual financial results pursuant to the Exchange Act, such filings are available on the SEC’s EDGAR database and such filings are made in a timely manner, then the Company will not be required to provide such annual or quarterly financial reports of Delek US Holdings to Aron. In all cases the statements shall be for the most recent accounting period and prepared in accordance with GAAP or such other principles then in effect.
12.2 Additional Information. Upon reasonable notice, the Company shall provide to Aron such additional information as Aron may reasonably request to enable it to ascertain the current financial condition of the Company, including product reports in the form of Schedule S.
12.3 Notification of Certain Events. The Company shall notify Aron within one (1) Business Day after learning of any of the following events:
(a) The Company’s or any of its Affiliates’ binding agreement to sell, lease, sublease, transfer or otherwise dispose of, or grant any Person (including an Affiliate) an option to acquire, in one transaction or a series of related transactions, all or a material portion of the Refinery assets; or
(b) The Company’s or any of its Affiliates’ binding agreement to consolidate or amalgamate with, merge with or into, or transfer all or substantially all of its assets to, another entity (including an Affiliate).
(c) An early termination of or any notice of “event of default” under any Base Agreement.

(d) An early termination of or any notice of “event of default” under the Guarantee.
(e) An amendment to any Existing Financing Agreement or any other Financing Agreement.
(f) The execution of any agreement or other instrument or the announcement of any transaction or proposed transaction by the Guarantor or any of its Affiliates relating to a Change of Control of the Guarantor.
12.4 Credit Support.
(a) Guarantee. As a condition to Aron’s entering into this Agreement, the Company has agreed to provide the Guarantee to Aron, as credit support for the prompt and complete performance and payment of all of the Company’s obligations hereunder, and all costs and expenses (including but not limited to the reasonable costs, expenses, and external attorneys’ fees of Aron) of amending and maintaining the Guarantee shall be borne by the Company.
(b) Letters of Credit.
(i) The Company may, from time to time, provide to Aron one or more Letters of Credit as additional credit support and margin for or to secure prompt and complete payment and performance of all of the Company’s and LOTT’s obligations hereunder; provided that all costs and expenses (including but not limited to the reasonable costs, expenses, and external attorneys’ fees of Aron) of establishing, renewing, substituting, canceling, increasing, and reducing the amount of (as the case may be) the Letters of Credit shall be borne by the Company.
(ii) A Letter of Credit shall provide that Aron may draw upon the Letter of Credit in an amount (up to the face amount for which the Letter of Credit has been issued) that is equal to all amounts that are due and owing from the Company or LOTT but have not been paid to Aron within the time allowed for such payments under this Agreement or any other Transaction Document (including any related notice or grace period or both). A Letter of Credit shall provide that a drawing shall be made on the Letter of Credit upon submission to the bank issuing the Letter of Credit of one or more certificates specifying the amounts due and owing to Aron in accordance with the specific requirements of the Letter of Credit.

(iii) If the Company shall fail to renew, extend or replace a Letter of Credit more than twenty (20) Business Days prior to its expiry date, then Aron may draw on the entire, undrawn portion of such outstanding Letter of Credit upon submission to the bank issuing such Letter of Credit of one or more certificates specifying the amounts due and owing to Aron in accordance with the specific requirements of the Letter of Credit. Any proceeds received as a result of such drawing may, in Aron’s discretion, be applied in payment of any amount due to Aron hereunder or under the other Transactions Documents (including any amount being due under Section 10.1(g)(iv) above) or retained as additional cash collateral and margin to secure the prompt and complete the payment and performance of, all of the Company’s and LOTT’s obligations hereunder. The Company shall remain liable for any amounts due and owing to Aron and remaining unpaid after the application of the amounts so drawn by Aron.
(c) Nothing in this Section 12.4 shall limit any rights of Aron under any other provision of this Agreement, including under Article 18 below.
12.5 Adequate Assurances. If, during the Term of this Agreement, a Material Adverse Change has occurred with respect to the Company and is continuing, then Aron may notify the Company thereof and demand in writing that the Company provide to Aron adequate assurance of the Company’s ability to perform its obligations hereunder. Such adequate assurance (the “Adequate Assurance”) may take the form of a prepayment from the Company to Aron in such amount as Aron reasonably deems sufficient, a provision of additional credit support in the form of letters of credit, third party guaranties and/or collateral security in such forms and amount and provided by such parties as Aron reasonably deems sufficient or such other form of assurance as Aron reasonably deems sufficient, in each case taking into account such Material Adverse Change. If such adequate assurance is not received within ten (10) Business Days after such demand by Aron, then such failure shall constitute an Event of Default by the Company under clause (g) of Section 18.1.
ARTICLE 13
REFINERY TURNAROUND, MAINTENANCE AND CLOSURE
13.1 The Company shall promptly notify Aron in writing of the date for which any maintenance or turnaround at the Refinery has been scheduled, or any revision to previously scheduled maintenance or turnaround, which may impair receipts of Crude Oil at the Refinery or the Storage Facilities, the processing of Crude Oil in the Refinery or the delivery of Products to Aron or by Aron to the Company or any third parties; provided that, (i) promptly after the Company completes its annual business plan with respect to any year, it shall notify Aron of any such maintenance or turnaround contemplated with respect to such year and (ii) the Company shall give Aron at least two (2) months’ prior written notice of any such scheduled maintenance or turnaround.
13.2 The Company shall promptly notify Aron orally (followed by prompt written notice) of any previously unscheduled material downtime, maintenance or turnaround and its expected duration.
13.3 In the event of a scheduled shutdown of the Refinery, the Company shall, to the extent feasible, complete processing of all Crude Oil being charged to, processed at or consumed in the Refinery at that time.

ARTICLE 14
TAXES
14.1 The Company shall pay and indemnify and hold Aron harmless against, the amount of all sales, use, gross receipts, value added, severance, ad valorem, excise, property, spill, environmental, transaction-based, or similar taxes, duties and fees, howsoever designated (each, a “Tax” and collectively, “Taxes”) regardless of the taxing authority, and all penalties and interest thereon, paid, owing, asserted against, or incurred by Aron directly or indirectly with respect to the Crude Oil procured and sold, and the Products purchased and resold, and other transactions contemplated hereunder to the greatest extent permitted by applicable law; in the event that the Company is not permitted to pay such Taxes, the amount due hereunder shall be adjusted such that the Company shall bear the economic burden of the Taxes. The Company shall pay when due such Taxes unless there is an applicable exemption from such Tax, with written confirmation of such Tax exemption to be contemporaneously provided to Aron. To the extent Aron is required by law to collect such Taxes, one hundred percent (100%) of such Taxes shall be added to invoices as separately stated charges and paid in full by the Company in accordance with this Agreement, unless the Company is exempt from such Taxes and furnishes Aron with a certificate of exemption. Aron shall be responsible for all taxes imposed on Aron’s net income.
14.2 If the Company disagrees with Aron’s determination that any Tax is due with respect to transactions under this Agreement, the Company shall have the right to seek an administrative determination from the applicable taxing authority, or, alternatively, the Company shall have the right to contest any asserted claim for such Taxes in its own name, subject to its agreeing to indemnify Aron for the entire amount of such contested Tax (including any associated interest and/or late penalties) should such Tax be deemed applicable. Aron agrees to reasonably cooperate with the Company, at the Company’s cost and expense, in the event the Company determines to contest any such Taxes.
14.3 The Company and Aron shall promptly inform each other in writing of any assertion by a taxing authority of additional liability for Taxes in respect of said transactions. Any legal proceedings or any other action against Aron with respect to such asserted liability shall be under Aron’s direction, but the Company shall be consulted. Any legal proceedings or any other action against the Company with respect to such asserted liability shall be under the Company’s direction, but Aron shall be consulted. In any event, the Company and Aron shall fully cooperate with each other as to the asserted liability. Each Party shall bear all the reasonable costs of any action undertaken by the other at the Party’s request.
14.4 Any other provision of this Agreement to the contrary notwithstanding, this Article 14 shall survive until ninety (90) days after the expiration of the statute of limitations for the assessment, collection, and levy of any Tax.

ARTICLE 15
INSURANCE
15.1 Insurance Coverages. The Company shall procure and maintain in full force and effect throughout the Term of this Agreement insurance coverages of the following types and amounts and with insurance companies rated not less than A- by A.M. Best, or otherwise equivalent in respect of the Company’s properties and operations:
(a) Property damage coverage on an “all risk” basis in an amount sufficient to cover the market value or potential full replacement cost of all Crude Oil and Products owned by Aron or the Company Parties in inventory at any location hereunder. In the event that the market value or potential full replacement cost of all Crude Oil and Products exceeds the insurance limits available or the insurance limits available at commercially reasonable rates in the insurance marketplace, the Company will maintain the highest insurance limit available at commercially reasonable rates; provided, however, that the Company will promptly notify Aron of the Company’s inability to fully insure any Crude Oil and Products and provide full details of such inability. Such policies shall be endorsed to name Aron as a loss payee with respect to any of Aron’s Crude Oil or Product in the care, custody or control of the Company. Notwithstanding anything to the contrary herein, Aron, may, at its option and its sole expense, endeavor to procure and provide such property damage coverage for the Crude Oil and Products; provided that, to the extent any such insurance is duplicative with insurance procured by the Company, the insurance procured by the Company shall in all cases represent, and be written to be, the primary coverage.
(b) Comprehensive or commercial general liability coverage and umbrella or excess liability coverage, which includes bodily injury, broad form property damage and contractual liability, products and completed operations liability and “sudden and accidental pollution” liability coverage in the minimum amounts indicated on Schedule F. Such policies shall include Aron as an additional insured with respect to any of Aron’s Crude Oil or Products in the care, custody or control of the Company.
15.2 Additional Insurance Requirements.
(a) The foregoing policies shall include an endorsement that the underwriters waive all rights of subrogation against Aron.
(b) The Company shall cause its insurance carriers to furnish Aron with insurance certificates, in ACORD form or equivalent, evidencing the existence of the coverages and the endorsements required above. The Company shall provide thirty (30) days’ written notice prior to cancellation of insurance becoming effective. The Company also shall provide renewal certificates within thirty (30) days before expiration of the policy.
(c) The mere purchase and existence of insurance does not reduce or release either Party from any liability incurred or assumed under this Agreement.

(d) The Company shall comply with all notice and reporting requirements in the foregoing policies and timely pay all premiums.
ARTICLE 16
FORCE MAJEURE
16.1 If a Party is rendered unable by an event of Force Majeure to perform in whole or in part any obligation or condition of this Agreement (the “Affected Party”), it shall not be liable to the other Party to perform such obligation or condition (except for payment and indemnification obligations) for so long as the event of Force Majeure exists and to the extent that performance is prevented or materially hindered by such event of Force Majeure; provided, however, that the Affected Party shall use any commercially reasonable efforts to mitigate, avoid or remove the event of Force Majeure. During the period that performance by the Affected Party of a part or whole of its obligations has been suspended by reason of an event of Force Majeure, the other Party (the “Non-Affected Party”) likewise may suspend the performance of all or a part of its obligations to the extent that such suspension is commercially reasonable, except for any payment and indemnification obligations. The Parties acknowledge that if, as a result of a Force Majeure, the Company were to suspend its receipt and/or processing of Crude Oil, then Aron would be entitled to suspend, to a comparable extent, its purchasing of Products. To the extent that Aron is unable to perform hereunder as a result of any event of Force Majeure as described in the last sentence of the definition of such term set forth above, such event shall constitute a material hindrance for purposes of this Section 16.
16.2 The Affected Party shall give prompt notice to the Non-Affected Party of its declaration of an event of Force Majeure, to be followed by written notice within twenty-four (24) hours after receiving notice of the occurrence of a Force Majeure event, including, to the extent feasible, the details and the expected duration of the Force Majeure event and the volume of Crude Oil or Products affected. The Affected Party also shall promptly notify the Non-Affected Party when the event of Force Majeure is terminated. However, the failure or inability of the Affected Party to provide such notice within the time periods specified above shall not preclude it from declaring an event of Force Majeure.
16.3 In the event the Affected Party’s performance is suspended due to an event of Force Majeure in excess of ninety (90) consecutive days after the date that notice of such event is given, and so long as such event is continuing, the Non-Affected Party, in its sole discretion, may terminate or curtail its obligations under this Agreement affected by such event of Force Majeure (the “Affected Obligations”) by giving notice of such termination or curtailment to the Affected Party, and neither Party shall have any further liability to the other in respect of such Affected Obligations to the extent terminated or curtailed, except for the rights and remedies previously accrued under this Agreement, any payment and indemnification obligations by either Party under this Agreement and the obligations set forth in Article 19.
16.4 If any Affected Obligation is not terminated pursuant to this Article 16 or any other provision of this Agreement, performance shall resume to the extent made possible by the end or amelioration of the event of Force Majeure in accordance with the terms of this Agreement; provided, however, that the term of this Agreement shall not be extended.

16.5 The Parties acknowledge and agree that the right of Aron to declare a Force Majeure based upon any failure by a Third Party Supplier to deliver Crude Oil under a Procurement Contract is solely for purposes of determining the respective rights and obligations as between Aron and the Company with respect to any Crude Oil delivery affected thereby, and any such declaration shall not excuse the default of such Third Party Supplier under one or more Procurement Contracts. Any claims that Aron may have as a result of such Third Party Supplier’s failure shall be subject to Section 5.9 and any other applicable provisions of this Agreement relating to claims against third parties.
16.6 If at anytime during the Term any of the Required Storage and Transportation Arrangements cease to be in effect (in whole or in part) or any of the Included Crude Pipeline, Included Product Pipeline or Included Third Party Storage Tanks cease, in whole or in part, to be available to Aron pursuant to the Required Storage and Transportation Arrangements, and the foregoing is a result of or attributable to any owner or operator of the Included Crude Pipeline, Included Product Pipeline or Included Third Party Storage Tanks becoming Bankrupt or breaching or defaulting in any of its obligations relating to the Required Storage and Transportation Arrangements, then:
(a) The Company shall promptly use commercially reasonable efforts to establish for Aron’s benefit alternative and/or replacement storage and transportation arrangements no less favorable to Aron (in Aron’s reasonable judgment) than those that have ceased to be available;
(b) Until such alternative and/or replacement arrangements complying with clause (a) above have been established, each Party shall be deemed to have been affected by an event of Force Majeure and its obligations under this Agreement shall be curtailed to the extent such performance is prevented or materially hindered by such lack of effectiveness of any Required Storage and Transportation Arrangements or the availability of any pipeline or storage facility related thereto; and
(c) Without limiting the generality of the foregoing, in no event shall Aron have any obligation under or in connection with this Agreement to store Crude Oil or Product in any pipeline or store Crude Oil or Product in any storage facility at any time from and after the owner or operator thereof becoming Bankrupt.
ARTICLE 17
REPRESENTATIONS, WARRANTIES AND COVENANTS
17.1 Mutual Representations. Each Party represents and warrants to the other Party as of the Commencement Date and each sale of Crude Oil hereunder, that:
(a) It is an “Eligible Contract Participant” as defined in Section 1a(12) of the Commodity Exchange Act, as amended.
(b) It is a “forward contract merchant” in respect of this Agreement and this Agreement and each sale of Crude Oil or Products hereunder constitutes a “forward contract,” as such term is used in Section 556 of the Bankruptcy Code.

(c) It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and in good standing under such laws.
(d) It has the corporate, governmental or other legal capacity, authority and power to execute and deliver the Transaction Documents and to perform its obligations under this Agreement, and has taken all necessary action to authorize the foregoing.
(e) The execution, delivery and performance of the Transaction Documents and the performance of its obligations thereunder and the consummation of the transactions contemplated thereby do not violate or conflict with any Applicable Law, any provision of its constitutional documents, any order or judgment of any court or Governmental Authority applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.
(f) All governmental and other authorizations, approvals, consents, notices and filings that are required to have been obtained or submitted by it with respect to the Transaction Documents have been obtained or submitted are in full force and effect, and all conditions of any such authorizations, approvals, consents, notices and filings have been complied with.
(g) Its obligations under the Transaction Documents constitute its legal, valid and binding obligations, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law).
(h) No Event of Default or Default has occurred and is continuing, and no such event or circumstance would occur as a result of its entering into or performing its obligations under the Transaction Documents.
(i) There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, Governmental Authority, official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or its ability to perform its obligations under the Transaction Documents.
(j) It is not relying upon any representations of the other Party other than those expressly set forth in this Agreement.
(k) It has entered into this Agreement as principal (and not as advisor, agent, broker or in any other capacity, fiduciary or otherwise), with a full understanding of the material terms and risks of the same, and is capable of assuming those risks.
(l) It has made its trading and investment decisions (including their suitability) based upon its own judgment and any advice from its advisors as it has deemed necessary and not in reliance upon any view expressed by the other Party.

(m) The other Party (i) is acting solely in the capacity of an arm’s-length contractual counterparty with respect to this Agreement, (ii) is not acting as a financial advisor or fiduciary or in any similar capacity with respect to this Agreement and (iii) has not given to it any assurance or guarantee as to the expected performance or result of this Agreement.
(n) It is not bound by any agreement that would preclude or hinder its execution, delivery, or performance of this Agreement.
(o) Neither it nor any of its Affiliates has been contacted by or negotiated with any finder, broker or other intermediary in connection with the sale of Crude Oil or Products hereunder who is entitled to any compensation with respect thereto.
None of its directors, officers, employees or agents or those of its Affiliates has received or will receive any commission, fee, rebate, gift or entertainment of significant value in connection with this Agreement.
17.2 Company’s and LOTT’s Representations and Covenants. The Company Parties represent and warrant to and agree with Aron as follows:
(a) The Company and LOTT (each, a “Company Party,” and collectively, the “Company Parties”) have delivered true and complete copies of the Base Agreements and Required Storage and Transportation Arrangements and all amendments thereto to Aron.
(b) Each Company Party shall in all material respects continue to perform its obligations under and comply with the terms of the Base Agreements and Required Storage and Transportation Arrangements.
(c) Each Company Party shall maintain and pursue diligently all its material rights under the Base Agreements and Required Storage and Transportation Arrangements and take all reasonable steps to enforce any rights granted to the applicable Company Party thereunder.
(d) Neither Company Party shall modify, amend or waive rights arising under the Base Agreements or Required Storage and Transportation Arrangements without the prior written consent of Aron; provided, however, that if a Company Party provides Aron with notice, the Company Party may make such modifications or amendments, including extensions or elections under any of the foregoing, that do not adversely affect Aron’s rights thereunder or otherwise interfere with Aron’s rights to use the Pipeline Systems and Included Third Party Storage Tanks subject thereto without the prior written consent of Aron.
(e) Neither Company Party shall cause or permit any of the Crude Oil or Products held at the Included Locations to become subject to any liens or encumbrances, other than Permitted Liens.
(f) The Company has delivered true and complete copies of the Existing Financing Agreements and all amendments thereto to Aron.

(g) The Company shall not modify or amend (including any extensions of or elections under), or waive any rights arising under, any Existing Financing Agreement without the prior written consent of Aron, if doing so would (i) adversely affect in any respect any of Aron’s rights or remedies under this Agreement or the other Transaction Documents or (ii) cause such Existing Financing Agreement to no longer satisfy the conditions set forth in Section 2.1(f) and Section 2.1(g) above, including, without limitation, the recognition that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted Liens.
(h) The Company Parties represent and warrant that to their knowledge, none of its Affiliates are party to any credit agreement, indenture or other financing agreement under which the Company Parties or any of their subsidiaries may incur or become liable for indebtedness for borrowed money (including capitalized lease obligations and reimbursement obligations with respect to letters of credit) but only if the covenants thereunder limit or otherwise apply to any of the business, assets or operations of the Company or LOTT.
(i) The Company Parties represent and warrant that, to their knowledge, Schedule U hereto contains a complete list of all storage, loading and offloading facilities owned, operated, leased or used pursuant to a contractual right of use by the Company or LOTT (the “Available Storage and Transportation Facilities”).
(j) Neither Company Party shall, from and after the Effective Date, enter into any Financing Agreement (an “Additional Financing Agreement”) unless such Additional Financing Agreement, at the time it is entered into, (i) contains provisions that recognize the respective rights and obligations of the Parties under this Agreement and the other Transaction Documents, (ii) does not adversely affect in any respect any of Aron’s rights or remedies under this Agreement or the other Transaction Documents and (iii) satisfies the conditions in Section 2.1(f) and Section 2.1(g) to the same extent as if such Additional Financing Agreement were an Existing Financing Agreement, including, without limitation, the recognition that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted Liens. Neither Company Party shall modify or amend (including any extensions of or elections under), or waive any rights arising under, any Additional Financing Agreement without the prior written consent of Aron, if doing so would (i) adversely affect in any respect any of Aron’s rights or remedies under this Agreement or the other Transaction Documents or (ii) cause such Additional Financing Agreement to no longer satisfy the conditions set forth in Section 2.1(f) and Section 2.1(g) above to the same extent as if such Additional Financing Agreement were an Existing Financing Agreement, including, without limitation, the recognition that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted Liens.

(k) To the extent deemed necessary or appropriate by Aron, the Company shall cause acknowledgements and/or releases (including without limitation, amendments or termination of UCC financing statements), in form and substance satisfactory to Aron, to be duly executed by lenders or other creditors that are party to Existing Financing Agreements, confirming the release of any lien in favor of such lender or other creditor that might apply to or be deemed to apply to any Crude Oil and/or Products of which Aron is the owner as contemplated by this Agreement and the other Transaction Documents and agreeing to provide Aron with such further documentation as it may reasonably request in order to confirm the foregoing;
(l) The Company Parties represent and warrant that the Storage Facilities have been maintained, repaired, inspected and serviced such that they are in good working order and repair. The Company hereby represents, warrants and covenants that it will take commercially reasonable actions to maintain, repair, inspect and service the Storage Facilities in accordance with industry standards.
(m) In the case of any Bankruptcy with respect to a Company Party, and to the extent permitted by applicable law, the Company Party intends that (i) Aron’s right to liquidate, collect, net and set off rights and obligations under this Agreement and liquidate and terminate this Agreement shall not be stayed, avoided, or otherwise limited by the Bankruptcy Code, including sections 362(a), 547, 548 or 553 thereof; (ii) Aron shall be entitled to the rights, remedies and protections afforded by and under, among other sections, sections 362(b)(6), 362(b)(17), 362((b)(27), 362(o), 546(e), 546(g), 546(j), 548(d), 553, 556, 560, 561 and 562 of the Bankruptcy Code; and (iii) any cash, securities or other property provided as performance assurance, credit, support or collateral with respect to the transactions contemplated hereby shall constitute “margin payments” as defined in section 101(38) of the Bankruptcy Code and all payments for, under or in connection with the transactions contemplated hereby, shall constitute “settlement payments” as defined in section 101(51A) of the Bankruptcy Code.
(n) The Company Parties agree that they shall have no interest in or the right to dispose of, and shall not permit the creation of, or suffer to exist, any security interest, lien, encumbrance, charge or other claim of any nature, other than Permitted Liens, with respect to any quantities of Crude Oil prior to the delivery thereof by Aron to the Company at the Crude Delivery Point or any quantities of Products after delivery thereof to Aron at the Products Delivery Point (collectively, “Aron’s Property”). The Company Parties authorize Aron to file at any time and from time to time any Uniform Commercial Code financing statements describing the quantities of Aron’s Property subject to this Agreement and Aron’s ownership thereof and title thereto, and the Company Parties hereby authorizes Aron to file (with or without the Company’s signature), at any time and from time to time, all amendments to financing statements, assignments, continuation financing statements, termination statements, and other documents and instruments, in form reasonably satisfactory to Aron, as Aron may reasonably request, to provide public notice of Aron’s ownership of and title to the quantities of Aron’s Property subject to this Agreement and to otherwise protect Aron’s interest therein.

(o) As additional security for the prompt and complete payment and performance of all obligations of the Company Parties arising hereunder or under the other Transaction Documents and under all transactions contemplated thereby (collectively, the “Obligations”), the Company Parties hereby grant to Aron a present and continuing security interest in all of such Company Parties’ right, title and interest in, to and under all crude oil, refined petroleum products and other hydrocarbons inventory from time to time owned by either Company Party, wherever located and whether now existing or owned or hereafter acquired or arising (collectively, the “Inventory Collateral”). Each Company Party hereby authorizes Aron to file at any time and from time to time any financing statements describing the Inventory Collateral, and each Company Party hereby authorizes Aron to file (with or without such Company Party’s signature), at any time and from time to time, all amendments to financing statements, continuation financing statements, termination statements, notices and all other documents and instruments, in form satisfactory to Aron, as Aron may reasonably request, to maintain the priority and perfection or provide notice of Aron’s security interest in the Inventory Collateral and to accomplish the purposes of this Agreement. With respect to the Inventory Collateral, each Company Party (i) represents and warrants that (A) its chief executive office and principal place of business (as of the date of this Agreement) is located at the address set forth in the introductory paragraph of this Agreement, and all other locations (as of the date of this Agreement) where such Company Party conducts business or Inventory Collateral is kept are set forth in the introductory paragraph of this Agreement, and (B) this Section 17.2(o) creates an enforceable security interest in the Inventory Collateral in favor of Aron and, upon filing the initial financing statements contemplated above, Aron shall have a perfected, first priority lien on and security interest in the Inventory Collateral and (ii) covenants and agrees that, so long as this Agreement or any Transaction Documents remain in effect or any Obligations remain unsatisfied, it will not create, agree or consent to any Liens on the Inventory Collateral (other than the lien granted to Aron hereunder) other than Permitted Liens. Upon the occurrence and during the continuance of any Event of Default with respect to a Company Party, Aron shall have, in addition to all other rights and remedies granted to it in this Agreement or any other Transaction Document, all the rights and remedies of a secured party under the UCC and other applicable laws.
17.3 Acknowledgment. The Company Parties acknowledge and agree that (1) Aron is a merchant of Crude Oil and Products and may, from time to time, be dealing with prospective counterparties, or pursuing trading or hedging strategies, in connection with aspects of Aron’s business which are unrelated hereto and that such dealings and such trading or hedging strategies may be different from or opposite to those being pursued by or for either Company Party, (2) Aron may, in its sole discretion, determine whether to advise the Company Party of any potential transaction with a Third Party Supplier and prior to advising the Company Party of any such potential transaction Aron may, in its discretion, determine not to pursue such transaction or to pursue such transaction in connection with another aspect of Aron’s business and Aron shall have no liability of any nature to either Company Party as a result of any such determination, (3) Aron has no fiduciary or trust obligations of any nature with respect to the Refinery or either Company Party or any of its Affiliates, (4) Aron may enter into transactions and purchase Crude Oil or Products for its own account or the account of others at prices more favorable than those being paid by either Company Party hereunder and (5) nothing herein shall be construed to prevent Aron, or any of its partners, officers, employees or Affiliates, in any way from purchasing, selling or otherwise trading in Crude Oil, Products or any other commodity for its or their own account or for the account of others, whether prior to, simultaneously with or subsequent to any transaction under this Agreement.

ARTICLE 18
DEFAULT AND TERMINATION
18.1 Events of Default. Notwithstanding any other provision of this Agreement, the occurrence of any of the following shall constitute an “Event of Default”:
(a) Any Party fails to make payment when due (i) under Article 10, Article 19 or any Company Purchase Agreement within one (1) Business Day after a written demand therefor or (ii) under any other provision hereof or any other Transaction Document within five (5) Business Days; or
(b) Other than a default described in Sections 18.1(a) and 18.1(c), any Party fails to perform any material obligation or covenant to the other under this Agreement or any other Transaction Document, which is not cured to the reasonable satisfaction of any other Party (in its sole discretion) within ten (10) Business Days after the date that such Party receives written notice that such obligation or covenant has not been performed; or
(c) Any Party breaches any material representation or material warranty made or repeated or deemed to have been made or repeated by the Party, or any warranty or representation proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated under any Transaction Document; provided, however, that if such breach is curable, such breach is not cured to the reasonable satisfaction of the other Party within ten (10) Business Days after the date that such Party receives notice that corrective action is needed; or
(d) Any Party becomes Bankrupt; or
(e) Any Party or any of its Designated Affiliates (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or any early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three (3) Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf); or
(f) (i) Either Company Party fails in a material respect to perform its obligations under, comply with, or maintain a Base Agreement or the Required Storage and Transportation Arrangements; or (ii) either Company Party breaches in a material respect its obligations under Section    or Section 17.2(e);

(g) A Company Party or any of its Affiliates sells, leases, subleases, transfers or otherwise disposes of, in one transaction or a series of related transactions, all or a material portion of the assets of the Refinery; or
(h) The Company or LOTT (i) consolidates or amalgamates with, merges with or into, or transfers all or substantially all of its assets to, another entity (including an Affiliate) or any such consolidation, amalgamation, merger or transfer is consummated, and (ii)(A) the successor entity resulting from any such consolidation, amalgamation or merger or the Person that otherwise acquires all or substantially all of the assets of the Company or LOTT does not assume, in a manner satisfactory to Aron, all of the Company’s obligations hereunder and under the other Transaction Documents, or (B) in the reasonable judgment of Aron, the creditworthiness of the resulting, surviving or transferee entity, taking into account any guaranties, is materially weaker than the Company immediately prior to the consolidation, amalgamation, merger or transfer; or
(i) The Company fails to provide Adequate Assurance in accordance with Section 11.3; or
(j) There shall occur either (A) a default, event of default or other similar condition or event (however described) in respect of either Company Party or any of its Affiliates under one or more agreements or instruments relating to Specified Indebtedness in an aggregate amount of not less than ************* which has resulted in such Specified Indebtedness becoming due and payable under such agreements and instruments before it would have otherwise been due and payable or (B) a default by either Company Party (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than ************* under such agreements or instruments (after giving effect to any applicable notice requirement or grace period); or
(k) An “Event of Default” has occurred under any of the Existing Financing Agreements or any other Financing Agreements; or
(l) Any of the parties under any of the Existing Financing Agreements or any other Financing Agreements shall disaffirm, disclaim, repudiate or reject, in whole or in part, or challenge the validity of this Agreement; or
(m) Any of the following: (i) the Guarantor fails to perform or otherwise defaults in any obligation under the Guarantee, (ii) the Guarantor becomes Bankrupt, (iii) the Guarantee expires or terminates or ceases to be in full force and effect prior to the satisfaction of all obligations of the Company, LOTT or any other subsidiary of the Company to Aron under this Agreement and the other Transaction Documents, (iv) the Guarantor disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, the Guarantee or (v) a Change of Control occurs.

The Company shall be the Defaulting Party upon the occurrence of any of the events described in clauses (f)-(m) (inclusive) above. If any of the events described in clauses (a) — (e) occurs with respect to or is caused by LOTT or any other subsidiary of the Company, the Company shall be the Defaulting Party upon the occurrence of such event.
18.2 Remedies Upon Event of Default.
(a) Notwithstanding any other provision of this Agreement, if any Event of Default with respect to a Company, on the one hand, or Aron, on the other hand (such defaulting Party, the “Defaulting Party”) has occurred and is continuing, Aron (where the Company is the Defaulting Party) or the Company (where Aron is the Defaulting Party) (such non-defaulting Party or Parties, the “Non-Defaulting Party”) may, without notice, (i) declare all of the Defaulting Party’s obligations under this Agreement to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Defaulting Party and/or (ii) subject to Section 18.2(c), exercise any rights and remedies provided or available to the Non-Defaulting Party under this Agreement or at law or equity, including all remedies provided under the Uniform Commercial Code and as provided under this Section 18.2.
(b) Notwithstanding any other provision of this Agreement, if an Event of Default has occurred and is continuing with respect to the Defaulting Party, the Non-Defaulting Party shall have the right, immediately and at any time(s) thereafter, to terminate this Agreement (and any other contract or agreement that may then be outstanding among the Parties that relates specifically to this Agreement, including any Transaction Document) and, subject to Section 18.2(c), to liquidate and terminate any or all rights and obligations under this Agreement. The Settlement Amount (as defined below) shall be calculated in a commercially reasonable manner based on such liquidated and terminated rights and obligations and shall be payable by one Party to the others. The “Settlement Amount” shall mean the amount, expressed in U.S. Dollars, of losses and costs that are or would be incurred by the Non-Defaulting Party (expressed as a positive number) or gains that are or would be realized by the Non-Defaulting Party (expressed as a negative number) as a result of the liquidation and termination of all rights and obligations under this Agreement. The determination of the Settlement Amount shall include (without duplication): (w) all reasonable losses and costs (or gains) incurred or realized by the Non-Defaulting Party, as a result of the Non-Defaulting Party’s terminating, liquidating, maintaining, obtaining or reestablishing any hedge or related trading positions in connection with such termination, (x) the losses and costs (or gains) incurred or realized by the Non-Defaulting Party in terminating, transferring, redeploying or otherwise modifying any outstanding Procurement Contracts, (y) the losses and costs (or gains) incurred or realized by the Non-Defaulting Party to the extent it elects to dispose of any Crude Oil or Product inventories maintained for purposes of this Agreement and (z) if Aron is the Non-Defaulting Party, an amount equal to the Remaining Annual Fee. If the Settlement Amount is a positive number it shall be due to the Non-Defaulting Party and if it is a negative number, the absolute value thereof shall be due to the Defaulting Party.

(c) The Settlement Amount shall be determined by the Non-Defaulting Party, acting in good faith, in a commercially reasonable manner. The Non-Defaulting Party shall determine the Settlement Amount commencing as of the date on which such termination occurs by reference to such futures, forward, swap and options markets as it shall select in its commercially reasonable judgment; provided that the Non-Defaulting Party is not required to effect such terminations and/or determine the Settlement Amount on a single day, but rather may effect such terminations and determine the Settlement Amount over a commercially reasonable period of time (the last day of which period shall be the “Default Termination Date”). In calculating the Settlement Amount, the Non-Defaulting Party shall discount to present value (in any commercially reasonable manner based on London interbank rates for the applicable period and currency) any amount which would be due at a later date and shall add interest (at a rate determined in the same manner) to any amount due prior to the date of the calculation.
(d) Without limiting any other rights or remedies hereunder, if an Event of Default has occurred and is continuing and Aron is the Non-Defaulting Party, Aron may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement, (ii) withdraw from storage any and all of the Crude Oil and/or Products then in the Storage Facilities, (iii) otherwise arrange for the disposition of any Crude Oil and/or Products subject to outstanding Procurement Contracts and/or the modification, settlement or termination of such outstanding Procurement Contracts in such manner as it elects and (iv) liquidate in a commercially reasonable manner any credit support, margin or collateral, to the extent not already in the form of cash (including making a demand under the Guarantee or any credit support, margin or collateral arrangements) and apply and set off such payment under the Guarantee or any credit support, margin or collateral or the proceeds thereof against any obligation owing by the Company to Aron. Aron shall be under no obligation to prioritize the order with respect to which it exercises any one or more rights and remedies available hereunder. The Company shall in all events remain liable to Aron for any amount payable by the Company in respect of any of its obligations remaining unpaid after any such liquidation, application and set off.
(e) Without limiting any other rights or remedies hereunder, if an Event of Default has occurred and is continuing and the Company is the Non-Defaulting Party, the Company may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement and/or (ii) otherwise arrange for the settlement or termination of the parties’ outstanding commitments hereunder, the sale in a commercially reasonable manner of Crude Oil and/or Product for Aron’s account, and the replacement of the supply and offtake arrangement contemplated hereby with such alternative arrangements as it may procure, including, without limitation, notwithstanding anything herein to the contrary, with respect to such replacement, the purchase of Crude Oil by the Company on its own account and the storage of Product and Crude Oil owned by the Company in the Included Locations.

(f) The Non-Defaulting Party shall set off (i) the Settlement Amount (if due to the Defaulting Party), plus any performance security (including the Guarantee or any credit support, margin or collateral arrangements) then held by the Non-Defaulting Party pursuant to the Transaction Documents, plus (at the Non-Defaulting Party’s election) any or all other amounts due to the Defaulting Party hereunder (including under Article 10), against (ii) the Settlement Amount (if due to the Non-Defaulting Party), plus any performance security (including the Guarantee or any credit support, margin or collateral arrangements) then held by the Defaulting Party, plus (at the Non-Defaulting Party’s election) any or all other amounts due to the Non-Defaulting Party hereunder (including under Article 10), so that all such amounts shall be netted to a single liquidated amount payable by one Party to the other (the “Liquidated Amount”). The Party with the payment obligation shall pay the Liquidated Amount to the applicable other Parties within one (1) Business Day after such amount has been determined.
(g) No delay or failure on the part of the Non-Defaulting Party in exercising any right or remedy to which it may be entitled on account of any Event of Default shall constitute an abandonment of any such right, and the Non-Defaulting Party shall be entitled to exercise such right or remedy at any time during the continuance of an Event of Default.
(h) The Non-Defaulting Party’s rights under this Section 18.2 shall be in addition to, and not in limitation or exclusion of, any other rights which the Non-Defaulting Party may have (whether by agreement, operation of law or otherwise), including any rights of recoupment, setoff, combination of accounts or other rights under any credit support that may from time to time be provided in connection with this Agreement. The Defaulting Party shall indemnify and hold the Non-Defaulting Party harmless from all reasonable costs and expenses, including reasonable attorney fees, incurred in the exercise of any remedies hereunder.
(i) If an Event of Default has occurred and is continuing, the Non-Defaulting Party and any Affiliate thereof may, without limitation on its rights under this Section 18.2, set off amounts which the Defaulting Party owes to it or any such Affiliate against any amounts which it or such Affiliate owes to the Defaulting Party (whether hereunder, under any other contract or agreement or otherwise and whether or not then due).
(j) The Parties acknowledge and agree that this Agreement is intended to be a “master netting agreement” as such term is defined in section 101(38A) of the Bankruptcy Code.

ARTICLE 19
SETTLEMENT AT TERMINATION
19.1 Upon expiration or termination of this Agreement for any reason other than as a result of an Event of Default (in which case, the Expiration Date, the Early Termination Date or such other date as the Parties may agree shall be the “Termination Date”), the Parties covenant and agree to proceed as provided in this Article 19; provided that (x) this Agreement shall continue in effect following the Termination Date until all obligations are finally settled as contemplated by this Article 19 and (y) the provisions of this Article 19 shall in no way limit the rights and remedies that the Non-Defaulting Party may have as a result of an Event of Default, whether pursuant to Article 18 above or otherwise:
(a) If any Procurement Contract does not either (i) by its terms automatically become assigned to the Company on and as of the Termination Date in a manner that releases Aron from all obligations thereunder for all periods following the Termination Date or (ii) by its terms, expire or terminate on and as of the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the then existing Third Party Suppliers, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which, as of the Termination Date, (i) such Procurement Contract shall be assigned to the Company or shall be terminated, (ii) all rights and obligations of Aron under each of the then outstanding Procurement Contracts shall be assigned to the Company, (iii) the Company shall assume all of such obligations to be paid or performed following such termination, and (iv) Aron shall be released by such Third Party Suppliers and the Company from any further obligations thereunder. In connection with the assignment or reassignment of any Procurement Contract, the Parties shall endeavor, in a commercially reasonable manner, to facilitate the transitioning of the supply and payment arrangements, including any change in payment terms, under the relevant Procurement Contracts so as to prevent any material disruption in the supply of Crude Oil thereunder.
(b) If, pursuant to the Marketing and Sales Agreement, any sales commitments are outstanding that, by their terms, extend beyond the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the purchasers thereunder, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which, as of the Termination Date, (i) such sales commitment shall be assigned (or reassigned) to the Company or shall be terminated, (ii) all rights and obligations of Aron with respect to each then outstanding sales commitment shall be assigned to the Company, (iii) the Company shall assume all of such obligations to be paid or performed following such termination, and (iv) Aron shall be released by the purchasers thereunder and the Company from any further obligations with respect to such sales commitments. In connection with the assignment or reassignment of any Procurement Contract, the Parties shall endeavor, in a commercially reasonable manner, to facilitate the transitioning of the Product marketing and sales arrangements so as to prevent any material disruption in the distribution of Products from the Refinery.
(c) In the event that Aron has become a party to any other third party service contract in connection with this Agreement and the transactions contemplated hereby, including any pipeline, terminalling, storage and shipping arrangement including but not limited to the Required Storage and Transportation Arrangements (an “Ancillary Contract”) and such Ancillary Contract does not by its terms expire or terminate on and as of the Termination Date, then the Parties shall promptly negotiate and enter into with each service provider thereunder such instruments or other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which as of the Termination Date (i) such Ancillary Contract shall be assigned to the Company or shall be terminated, (ii) all rights and obligations of Aron with respect to each then outstanding Ancillary Contract shall be assigned to the Company, (iii) the Company shall assume all of such obligations to be paid or performed following such termination, and (iv) Aron shall be released by the third party service providers thereunder and the Company from any further obligations with respect to such Ancillary Contract.

(d) The volume of Crude Oil and Products at the Included Locations shall be purchased and transferred as contemplated in the Step-Out Inventory Sales Agreement. The Crude Oil volumes measured by the Independent Inspector at the Termination Date and recorded in the Independent Inspector’s final inventory report shall be the “Termination Date Crude Oil Volumes” for the purposes of this Agreement and the Product volumes measured by the Independent Inspector at the Termination Date and recorded in the Independent Inspector’s final inventory report shall be the “Termination Date Product Volumes” for purposes of this Agreement, and such Termination Date Crude Oil Volumes and Termination Date Product Volumes shall collectively be referred to as the “Termination Date Volumes”.
(e) Aron shall promptly reconcile and calculate the Termination Amount pursuant to Section 19.2 and the amount shall be determined pursuant to Section 19.2. The Parties shall promptly exchange all information necessary to determine the estimates and final calculations contemplated by Section 19.2.
(f) Aron shall have no further obligation to purchase and shall not purchase or pay for Crude Oil or Products, or incur any such purchase obligations on and after the Termination Date. Except as may be required for Aron to fulfill its obligations hereunder until the Termination Date or during any obligatory notice period pursuant to any Procurement Contract, Aron shall not be obligated to purchase, take title to or pay for, and the Company shall not be obligated to purchase or sell, any Crude Oil or Products following the Termination Date or such earlier date as the Parties may determine in connection with the transitioning of such supply arrangements to the Company. Notwithstanding anything to the contrary herein, no Delivery Date shall occur later than the calendar day immediately preceding the Termination Date.
(g) Aron shall release and return to the Company the Guarantee promptly after all obligations due to Aron under this Agreement and the other Transactions Documents have been satisfied in full.
19.2 Termination Amount.
(a) The “Termination Amount” shall equal:
(i) the Termination Date Purchase Value, which is the aggregate amount payable to Aron under the Step-Out Inventory Sales Agreement, plus
(ii) all unpaid amounts payable hereunder by the Company to Aron in respect of Crude Oil delivered on or prior to the Termination Date (including Deferred Interim Payment Amount), plus

(iii) all Ancillary Costs incurred through the Termination Date that have not yet been paid or reimbursed by the Company, plus
(iv) in the case of an early termination, the amount reasonably determined by Aron as the losses, costs and damages (in each case that are commercially reasonable and for which Aron is able to provide to the Company reasonable supporting evidence) it incurred or realized as a result of Aron’s terminating, liquidating, maintaining, obtaining or reestablishing any hedge or related trading positions in connection with such early termination, plus
(v) the aggregate amount due under Section 10.2(a), calculated as of the Termination Date with such date being the final day of the last monthly period for which such calculations are to be made under this Agreement; provided that, if such amount under Section 10.2(a) is due to Aron, then such amount will be included in this Termination Amount as a positive number and if such amount under Section 10.2(a) would be an Interim Reset Amount it shall be due to the Company and included in this Termination Amount as a negative number, plus
(vi) any unpaid portion of the Annual Fee owed to Aron pursuant to Section 10.3, plus
(vii) any FIFO Balance Final Settlement that is determined to be due pursuant to Schedule N; provided that, if such FIFO Balance Final Settlement is due to Aron, then such amount will be included in this Termination Amount as a positive number and if such amount under Section 10.2(a) would be due to the Company, then such amount will be included in this Termination Amount as a negative number, minus
(viii) all unpaid amounts payable hereunder by Aron to the Company in respect of Product delivered on or prior to the Termination Date, minus
(ix) all amounts due from Aron to the Company under the Marketing and Sales Agreement for services provided up to the Termination Date, minus
(x) an amount equal to the Deferred Portion, and
(xi) with respect to any contingent payable due under Section 10.2(e), plus any such amount that is due from the Company to Aron or minus any such amount that is due from Aron to the Company.
All of the foregoing amounts shall be aggregated or netted to a single liquidated amount owing from one Party to the other. If the Termination Amount is a positive number, it shall be due to Aron and if it is a negative number, the absolute value thereof shall be due to the Company.

(b) The Parties acknowledge that one or more of the components of the Termination Amount will not be able to be definitively determined by the Termination Date and therefore agree that Aron shall, in a commercially reasonable manner, estimate each of such components and use such estimated components to determine an estimate of the Termination Amount (the “Estimated Termination Amount”) plus such additional amount which Aron shall reasonably determine (the “Termination Holdback Amount”); provided that the Termination Holdback Amount shall not be greater than ten percent (10%) of the Definitive Commencement Date Value. Without limiting the generality of the foregoing, the Parties agree that the amount due under Section 19.2(a)(i) above shall be estimated by Aron in the same manner and using the same methodology as it used in preparing the Estimated Commencement Date Value, but applying the “Step-Out Prices” as indicated on Schedule B and other price terms provided for herein with respect to the purchase of the Termination Date Volumes. Aron shall use its commercially reasonable efforts to prepare, and provide the Company with, an initial Estimated Termination Amount, together with appropriate supporting documentation, at least five (5) Business Days prior to the Termination Date. To the extent reasonably practicable, Aron shall endeavor to update its calculation of the Estimated Termination Amount by no later than 12:00 noon CPT on the Business Day prior to the Termination Date. If Aron is able to provide such updated amount, that amount shall constitute the Estimated Termination Amount and shall be due and payable by no later than 5:00 p.m., CPT on the Business Day preceding the Termination Date. Otherwise, the initial Estimated Termination Amount shall be the amount payable on the Termination Date. If the Estimated Termination Amount is a positive number, it shall be due to Aron and if it is a negative number, the absolute value thereof shall be due to the Company.
(c) Aron shall prepare, and provide the Company with, (i) a statement showing the calculation, as of the Termination Date, of the Termination Amount, (ii) a statement (the “Termination Reconciliation Statement”) reconciling the Termination Amount with the sum of the Estimated Termination Amount pursuant to Section 19.2(b) and the Termination Holdback Amount and indicating any amount remaining to be paid by one Party to the other as a result of such reconciliation. Within one (1) Business Day after receiving the Termination Reconciliation Statement and the related supporting documentation, the Parties will make any and all payments required pursuant thereto. Promptly after receiving such payment, Aron shall cause any filing or recording of any Uniform Commercial Code financing forms to be terminated.
19.3 Transition Services. To the extent necessary to facilitate the transition to the Purchasers of the storage and transportation rights and status contemplated hereby, each Party shall take such additional actions, execute such further instruments and provide such additional assistance as the other Party may from time to time reasonably request for such purposes.

ARTICLE 20
INDEMNIFICATION
20.1 To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in the Transaction Documents, Aron shall defend, indemnify and hold harmless the Company, its Affiliates, and their directors, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of (i) any breach by Aron of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of Aron made herein or in connection herewith proving to be false or misleading, (ii) any failure by Aron to comply with or observe any Applicable Law, (iii) Aron’s negligence or willful misconduct, or (iv) injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by Aron or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith, except to the extent that such injury, disease, death, or damage to or loss of property was caused by the negligence or willful misconduct on the part of the Company, its Affiliates or any of their respective employees, representatives, agents or contractors.
20.2 To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in this Agreement, the Company shall defend, indemnify and hold harmless Aron, its Affiliates, and their directors, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of (i) any breach by the Company of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of the Company made herein or in connection herewith proving to be false or misleading, including, without limitation the Company’s obligation for payment of taxes pursuant to Section 14.1, (ii) the Company’s transportation, handling, storage, refining or disposal of any Crude Oil or the products thereof, including any conduct by the Company on behalf of or as the agent of Aron under the Required Storage and Transportation Arrangements, (iii) the Company’s negligence or willful misconduct, (iv) any failure by the Company to comply with or observe any Applicable Law, or (v) injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by the Company or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith, except to the extent that such injury, disease, death, or damage to or loss of property was caused by the negligence or willful misconduct on the part of Aron, its Affiliates or any of their respective employees, representatives, agents or contractors.
20.3 The Parties’ obligations to defend, indemnify, and hold each other harmless under the terms of the Transaction Documents shall not vest any rights in any third party (whether a Governmental Authority or private entity), nor shall they be considered an admission of liability or responsibility for any purposes other than those enumerated in the Transaction Documents.
20.4 Each Party agrees to notify the other as soon as practicable after receiving notice of any claim or suit brought against it within the indemnities of this Agreement, shall furnish to the other the complete details within its knowledge and shall render all reasonable assistance requested by the other in the defense; provided that, the failure to give such notice shall not affect the indemnification provided hereunder, except to the extent that the indemnifying Party is materially adversely affected by such failure. Each Party shall have the right but not the duty to participate, at its own expense, with counsel of its own selection, in the defense and settlement thereof without relieving the other of any obligations hereunder. Notwithstanding the foregoing, an indemnifying Party shall not be entitled to assume responsibility for and control of any judicial or administrative proceeding if such proceeding involves an Event of Default by the indemnifying Party under this Agreement which shall have occurred and be continuing.

ARTICLE 21
LIMITATION ON DAMAGES
UNLESS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, THE PARTIES’ LIABILITY FOR DAMAGES IS LIMITED TO DIRECT, ACTUAL DAMAGES ONLY (WHICH INCLUDE ANY AMOUNTS DETERMINED UNDER ARTICLE 18) AND NEITHER PARTY SHALL BE LIABLE FOR SPECIFIC PERFORMANCE, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, OR SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, IN TORT, CONTRACT OR OTHERWISE, OF ANY KIND, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE, THE SUSPENSION OF PERFORMANCE, THE FAILURE TO PERFORM, OR THE TERMINATION OF THIS AGREEMENT; PROVIDED, HOWEVER, THAT, SUCH LIMITATION SHALL NOT APPLY WITH RESPECT TO (I) ANY THIRD PARTY CLAIM FOR WHICH INDEMNIFICATION IS AVAILABLE UNDER THIS AGREEMENT OR (II) ANY BREACH OF ARTICLE 23. EACH PARTY ACKNOWLEDGES THE DUTY TO MITIGATE DAMAGES HEREUNDER.
ARTICLE 22
AUDIT AND INSPECTION
During the Term of this Agreement each Party and its duly authorized representatives, upon reasonable notice and during normal working hours, shall have access to the accounting records and other documents maintained by the other Party, or any of the other Party’s contractors and agents, which relate to this Agreement; provided that, neither this Section nor any other provision hereof shall entitle the Company to have access to any records concerning any hedges or offsetting transactions or other trading positions or pricing information that may have been entered into with other parties or utilized in connection with any transactions contemplated hereby or by any other Transaction Document. The right to inspect or audit such records shall survive termination of this Agreement for a period of two (2) years following the Termination Date. Each Party shall preserve, and shall cause all contractors or agents to preserve, all of the aforesaid documents for a period of at least two (2) years from the Termination Date.
ARTICLE 23
CONFIDENTIALITY
23.1 In addition to the Company’s confidentiality obligations under the Transaction Documents, the Parties agree that the specific terms and conditions of this Agreement, including any list of counterparties, the Transaction Documents and the drafts of this Agreement exchanged by the Parties and any information exchanged between the Parties, including calculations of any fees or other amounts paid by the Company to Aron under this Agreement and all information received by Aron from the Company relating to the costs of operation, operating conditions, and other commercial information of the Company not made available to the public, are confidential and shall not be disclosed to any third party, except (i) as may be required by court order or Applicable Laws or as requested by a Governmental Authority, (ii) to such Party’s or its Affiliates’ employees, directors, shareholders, auditors, consultants, banks, lenders, financial advisors and legal advisors, or (iii) to such Party’ insurance providers, solely for the purpose of procuring insurance coverage or confirming the extent of existing insurance coverage; provided that, prior to any disclosure permitted by this clause (iii), such insurance providers shall have agreed in writing to keep confidential any information or document subject to this Section 23.1. The confidentiality obligations under this Agreement shall survive termination of this Agreement for a period of two (2) years following the Termination Date. The Parties shall be entitled to all remedies available at law, or in equity, to enforce or seek relief in connection with the confidentiality obligations contained herein.
23.2 In the case of disclosure covered by clause (i) of Section 23.1, to the extent practicable and in conformance with the relevant court order, Applicable Law or request, the disclosing Party shall notify the other Party in writing of any proceeding of which it is aware which may result in disclosure.
23.3 Tax Disclosure. Notwithstanding anything herein to the contrary, the Parties (and their respective employees, representatives or other agents) are authorized to disclose to any person the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Parties relating to that treatment and structure, without the Parties imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.
ARTICLE 24
GOVERNING LAW
24.1 THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER STATE.
24.2 EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITUATED IN THE CITY OF NEW YORK, AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, DELIVERED TO THE PARTY AT THE ADDRESS INDICATED IN ARTICLE 26. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO PERSONAL JURISDICTION, WHETHER ON GROUNDS OF VENUE, RESIDENCE OR DOMICILE.
24.3 Each Party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any proceedings relating to this agreement.

24.4 This Agreement is executed and delivered in connection with a closing of the transactions referenced herein which is occurring in the state of New York, and all parties acknowledge and agree that this Agreement is not valid, binding and enforceable until accepted and approved by Aron in New York.
ARTICLE 25
ASSIGNMENT
25.1 This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their respective successors and permitted assigns.
25.2 The Company shall not assign this Agreement or its rights or interests hereunder in whole or in part, or delegate its obligations hereunder in whole or in part, without the express written consent of Aron. Aron may, without the Company’s consent, assign and delegate all of Aron’s rights and obligations hereunder to (i) any Affiliate of Aron, provided that the obligations of such Affiliate hereunder are guaranteed by The Goldman Sachs Group, Inc. or (ii) any non-Affiliate Person that succeeds to all or substantially all of its assets and business and assumes Aron’s obligations hereunder, whether by contract, operation of law or otherwise, provided that the creditworthiness of such successor entity is equal or superior to the creditworthiness of Aron (taking into account any credit support for Aron) immediately prior to such assignment. Any other assignment by Aron shall require the Company’s consent.
25.3 Any attempted assignment in violation of this Article 25 shall be null and void ab initio and the non-assigning Party shall have the right, without prejudice to any other rights or remedies it may have hereunder or otherwise, to terminate this Agreement effective immediately upon notice to the Party attempting such assignment.
ARTICLE 26
NOTICES
All invoices, notices, requests and other communications given pursuant to this Agreement shall be in writing and sent by email or nationally recognized overnight courier (except that a notice or other communication under Article 18 hereof may not be given by email or any other electronic messaging system). A notice shall be deemed to have been received when transmitted by email to the other Party’s email set forth in Schedule M, or on the following Business Day if sent by nationally recognized overnight courier to the other Party’s address set forth in Schedule M and to the attention of the person or department indicated. A Party may change its address or email address by giving written notice in accordance with this Section, which is effective upon receipt.
ARTICLE 27
NO WAIVER, CUMULATIVE REMEDIES
27.1 The failure of a Party hereunder to assert a right or enforce an obligation of the other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision of, or Event of Default under, this Agreement shall not operate or be construed as a waiver of any other breach of that provision or as a waiver of any breach of another provision of, Event of Default under, this Agreement, whether of a like kind or different nature.

27.2 Each and every right granted to the Parties under this Agreement or allowed it by law or equity shall be cumulative and may be exercised from time to time in accordance with the terms thereof and Applicable Law.
ARTICLE 28
NATURE OF THE TRANSACTION AND RELATIONSHIP OF PARTIES
28.1 This Agreement shall not be construed as creating a partnership, association or joint venture between the Parties. It is understood that each Party is an independent contractor with complete charge of its employees and agents in the performance of its duties hereunder, and nothing herein shall be construed to make such Party, or any employee or agent of the Company, an agent or employee of the other Party.
28.2 Neither Party shall have the right or authority to negotiate, conclude or execute any contract or legal document with any third person; to assume, create, or incur any liability of any kind, express or implied, against or in the name of the other; or to otherwise act as the representative of the other, unless expressly authorized in writing by the other.
ARTICLE 29
MISCELLANEOUS
29.1 If any Article, Section or provision of this Agreement shall be determined to be null and void, voidable or invalid by a court of competent jurisdiction, then for such period that the same is void or invalid, it shall be deemed to be deleted from this Agreement and the remaining portions of this Agreement shall remain in full force and effect.
29.2 The terms of this Agreement, together with the Guarantee and the Transaction Documents, constitute the entire agreement between the Parties with respect to the matters set forth in this Agreement, and no representations or warranties shall be implied or provisions added in the absence of a written agreement to such effect between the Parties. This Agreement shall not be modified or changed except by written instrument executed by the Parties’ duly authorized representatives.
29.3 No promise, representation or inducement has been made by either Party that is not embodied in this Agreement or the Transaction Documents, and neither Party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.
29.4 Time is of the essence with respect to all aspects of each Party’s performance of any obligations under this Agreement.

29.5 Nothing expressed or implied in this Agreement is intended to create any rights, obligations or benefits under this Agreement in any person other than the Parties and their successors and permitted assigns.
29.6 All audit rights, payment, confidentiality and indemnification obligations and obligations under this Agreement shall survive for the time periods specified herein.
29.7 This Agreement may be executed by the Parties in separate counterparts and initially delivered by facsimile transmission or otherwise, with original signature pages to follow, and all such counterparts shall together constitute one and the same instrument.
29.8 All transactions hereunder are entered into in reliance on the fact that this Agreement and all such transactions constitute a single, integrated agreement between the Parties, and the Parties would not have otherwise entered into any other transactions hereunder.
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IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be executed by its duly authorized representative as of the date first above written.

J. ARON & COMPANY
By:
Name:
Title:

LION OIL COMPANY
By:
Name:
Title:

LION OIL TRADING & TRANSPORTATION, INC.
By:
Name:
Title:
Signature Page to Lion Oil Supply and Offtake Agreement